TierOne[SM] CORPORATION

2002 Annual Report Taking the extra step

TierOne Corporation

Taking the extra step

TierOne Corporation (NASDAQ®: TONE) is the holding company for TierOne Bank, a federally chartered savings bank headquartered in Lincoln, Nebraska. With assets totaling over $1.9 billion, TierOne Bank has grown to become the largest financial institution headquartered in Lincoln and ranks as one of the largest publicly held thrifts in its market region.

Established in 1907, TierOne Bank offers a wide variety of full service consumer and commercial banking products and services to customers through a geographically diverse network of 58 banking offices in Nebraska, Iowa and Kansas and two loan production offices in Colorado. Leading products include residential and commercial real estate financing; consumer, construction and business loans and lines of credit; consumer and business checking and savings plans; investment and insurance services; and telephone and Internet banking convenience.

TierOne Bank's dedication to serve as a model community bank has strategically positioned the Company as a progressive and innovative market leader and has contributed to strengthening profitability and fueling continued growth.

Core revenue is derived primarily through interest income and non-interest income fee generation. The Company's strategy is focused on improving profitability and increasing franchise value through the continued growth of a higher-yielding loan portfolio while reducing interest rate risk, emphasizing growth of core deposits and reducing cost of funds, increasing fee income and expanding products and services, maintaining asset quality, building upon TierOne Bank's strong corporate brand and public identity and strategically continuing the Company's controlled growth and franchise expansion.

The Bank's primary subsidiaries include TierOne Investments and Insurance, which offers consumers a full range of brokerage, investment and insurance services, and TierOne Reinsurance, an Arizona-chartered subsidiary offering reinsurance underwriting services.

Table of Contents:

Financial Highlights:

(Dollars in thousands)	At or For the Year Ended December 31, 2002	2001
Total assets	$1,945,535	$1,570,013
Loan receivables, net	1,765,744	1,379,066
Deposits	1,128,880	1,096,242
Shareholders' equity	339,896	121,755
Net interest income	$ 60,720	$ 47,960
Non-interest income	13,111	11,286
Non-interest expense	45,669[1]	34,946
Net income	14,966[1]	13,042
Return on average assets	0.90%[1]	0.90%
Return on average equity	7.80%[1]	11.36%
Average interest rate spread	3.37%	3.04%
Net interest margin	3.82%	3.44%
Efficiency ratio	61.86%[1]	58.98%
Non-performing loans to total loans	0.31%	0.12%
Non-performing loans to total assets	0.38%	0.12%
Allowance for losses on loans to total non-performing loans	311.68%	808.65%
Allowance for losses on loans to total loans	0.96%	0.96%

(1) Includes a pre-tax charge of $5.0 million representing the contribution of 500,000 shares of TierOne Corporation common stock to the TierOne Charitable Foundation which was formed in connection with the Bank's conversion from mutual to stock form in October 2002.


Net Loan Receivables
(in millions)
$1,124.4
$1,379.1
$1,765.7
2000
2001
2002


TURBO Assets
(in millions)
$573.3
$904.6
$1,214.1
2000
2001
2002


NASDAQ Welco
TierOne Corpora
October 2, 20
TierOne
CORPORATION
NASDAQ

Gilbert G. Lundstrom
Chairman of the Board and Chief Executive Officer

James A. Laphen
President and Chief Operating Officer

Loan Portfolio Mix


49.7% Residential
5.4% Construction
3.3% Warehouse Lines
18.1% Consumer
23.6% Commercial RE/Multi-Family
2000


35.7% Residential
8.2% Construction
15.9% Warehouse Lines
17.7% Consumer
22.5% Commercial RE/Multi-Family
2001


32.1% Residential
10.6% Construction
13.2% Warehouse Lines
18.1% Consumer
26.0% Commercial RE/Multi-Family
2002

On behalf of your Board of Directors, senior management and the more than 500 members of the TierOne family of employees, we wish to welcome you as a TierOne Corporation shareholder and to deliver our first annual report.

Founded in 1907, TierOne has a proud tradition of providing a diverse selection of banking services. With 58 retail banking offices and two loan production offices in a four state region, TierOne has grown to become a highly respected market leader with an uncompromising commitment to quality customer service.

Earning this reputation did not occur overnight. It was achieved through a history of spirited dedication, solid Midwestern values and a commitment to building a company on the leading edge of financial services, a philosophy which we continue to embrace today.


Shareholders' Equity
(in millions)
$107.9
$121.8
$339.9
2000
2001
2002

Beginning in 1995, TierOne Bank embarked on an evolutionary process to change its business model from that of a traditional thrift to one which more closely resembles a community bank. A coordinated effort of restructuring our balance sheet and expanding our operational capabilities, in partnership with a renewed sales culture, set the stage for our new strategic direction.

A Landmark Year

Following this seven-year evolutionary period of change, 2002 was dedicated as the year of "Execution."

The components of the Bank's business model had been put in place and performance momentum was growing. However, two events remained on the horizon which, when accomplished, would pave the way to a new and exciting chapter in the Bank's storied history: the adoption of our new name and a public stock offering.

The result of the Bank's record of growth and expansion combined with a more diverse business line and broader geographic reach presented a new challenge. The challenge was the Bank had literally outgrown its old name.

On February 10th, the new era of TierOne Bank was born. The new name in partnership with a new brand identity helped to redefine the true essence of the Bank and boldly proclaimed the hallmarks of our ideology: integrity, strength, progressiveness, innovation, quality and leadership.

In addition to a new name and identity, we sought to adopt and implement a brand supportive phrase or "promise" that would not only complement our name but would also characterize the spirit of our brand.



"Taking the extra step" epitomizes the TierOne spirit. It represents our commitment to doing everything we can to earn our customer's business every day. It means working hard to exceed our customers' expectations while developing new products and services to meet their ever-changing needs. It illustrates the leadership role our Company and our employees take in the communities we serve. It symbolizes our dedication to achieving sound and prudent growth, increased profitability and greater shareholder value. In a nutshell, "Taking the extra step" is more than a brand promise, it is our way of doing business.

...“Taking the extra step” is more than a brand promise, it is our way of doing business.

In April 2002, your Board of Directors announced plans to convert TierOne Bank from a mutual to a public stock company. This milestone event was undertaken to strengthen the Company's competitive position by providing additional capital to support the Bank's growing lending activities. In addition, it positions the Company for future expansion through acquisitions and diversification of our business.

The plan of conversion was approved by members of the Bank on September 27, 2002 and the initial public offering was completed on October 1st. The following day, TierOne Corporation began trading on the Nasdaq National Market® under the symbol "TONE." Approximately $198.1 million was generated in net proceeds from the offering resulting in one of the largest mutual-to-stock thrift conversions conducted in the previous three years.



Net Income
(in millions)
$9.0
$13.0
$15.0
2000
2001
2002

Our 2002 Performance

The culmination of your Company's proactive efforts to improve performance has resulted in another record year of outstanding results.

For the sixth consecutive year, the Company reported increased net income reaching a record level of $15.0 million in 2002. Included in expenses in 2002 was a pre-tax charge of $5.0 million representing the contribution of 500,000 shares of TierOne Corporation common stock to the TierOne Charitable Foundation which was formed in connection with the Bank's conversion from mutual to stock form.

Net interest income increased 26.6 percent in 2002 to a record level of $60.7 million. Average yearly net interest margin also increased 38 basis points to finish out the year at an average of 3.82 percent, another yearly record high.

Growth in fees and service charges associated with the Bank's expanding deposit account base, combined with increases in gain on sales of loans held for sale, contributed to a $1.8 million, or 16.2 percent, rise in 2002 non-interest income to $13.1 million.

Your Company's strategic focus on building a quality loan portfolio was evident in the results. Net loan receivables grew to a record $1.8 billion at December 31, 2002; a $386.7 million, or 28.0 percent increase, from year-end 2001.

Fueling this outstanding performance is the Company's continuing trend in shifting its balance sheet mix to areas we have identified as "TURBO Assets." These loans are higher-yielding, shorter-term loans which are less subject to interest rate risk and primarily consist of commercial real estate and business, construction, consumer and multi-family loans and warehouse lines of credit.

TURBO Assets grew from $904.6 million at the end of 2001 to over $1.2 billion at December 31, 2002; a $309.5 million, or 34.2 percent, increase. TURBO Assets now make up 62.4 percent of the Company's total assets at the end of 2002 compared to 57.6 percent in 2001 and 42.2 percent in 2000.

Maintaining asset quality is paramount to building a successful loan portfolio and TierOne Corporation's balance sheet is no exception. Non-performing assets amounted to just $7.5 million, or 0.38 percent of total


Net Interest Income
(in millions)
$38.3
$48.0
$60.7
2000
2001
2002

assets at December 31, 2002, well below industry levels.

Even though customers withdrew funds from their accounts in order to purchase shares in the offering, total deposits still increased a net $32.6 million to over $1.1 billion at the end of 2002, an increase of nearly 3.0 percent. Transaction deposits, consisting of checking, money market and savings accounts, grew 9.1 percent in 2002. Checking account relationships and balances, two strategically important focal points in 2002, increased 20.3 percent and 29.4 percent, respectively.

Taking the Extra Step—Our Customers

TierOne Corporation initiated several decisive moves in 2002 designed to enhance product

Our Mission:

TierOne Bank is dedicated to serving as a model community bank by providing our customers, shareholders, employees and communities with competitive financial services, an uncompromising commitment to value and an improved quality of life.


Headquarters
Bank Office
Loan Production Office

TierOne Bank's geographically diverse delivery network includes 58 banking offices in 41 communities in Iowa, Kansas and throughout Nebraska and two loan production offices in Colorado.

selection, increase product availability and strengthen retail delivery for our customers.

The success of the Company's "High Performance Checking" program continues to build low-cost, core relationships with new checking customers. To date, more than 37,000 new checking relationships have been established which open new opportunities to cross-sell additional profitable financial services.

To meet growing market demand, new commercial banking products designed for small to medium-sized businesses were developed including low-cost depository services, cash management tools, ACH and lending services. Personnel additions in retail banking, investment sales, mortgage lending, professional/executive banking and commercial banking provided greater opportunities for product availability and customer sales.

Over 15,000 customers have signed on for TierOne Bank's Internet Banking service and with the 2002 introduction of electronic bill payment via the Internet, a growing number of TierOne customers are finding it even easier to pay bills and manage their finances.

In 2002, TierOne Bank deployed new models of NCR's Self-Service TouchPoints™ ATMs in nearly all retail locations. The new ATMs offer customers easier-to-read displays, have high reliability, provide more custom features and are more accessible.

Notwithstanding our desire to embrace advances in technology, brick and mortar continues to be an integral part of TierOne Corporation's retail delivery system.

Using the Bank's unique state-of-the-art "Bank of the Future" design concept, a new retail office was opened in Council Bluffs, Iowa to replace a nearby smaller office. A bank facility was also purchased in a growing area of southwest Omaha, Nebraska which will replace another nearby office in the spring of 2003. Thirteen other banking offices were retrofitted to improve operational efficiency and increase the sales platform. The Bank also opened a loan production office in Colorado Springs, its first office facility in the Colorado market. In January 2003, the Bank opened an additional loan production office in Denver.


Checking Balances
(in millions)
$157.5
$251.9
$326.0
2000
2001
2002


Stock Price
(per share)
$10.00
$14.00
$15.16
IPO 10/1/02
1st Day 10/2/02
Year-End 12/31/02

Taking the Extra Step—Our Shareholders

Delivering long-term returns to our valued shareholders is an important, strategic objective of this Company and we believe our record of solid market performance has begun.

Following TierOne Corporation's first day of trading on October 2nd, the Company's common stock per share price increased 40.0 percent to $14.00 from its $10.00 initial offering price. By year-end December 31, 2002, TierOne Corporation's common stock climbed an additional $1.16 per share to close the year at $15.16, a 51.6 percent increase from its initial offering price.

This growth compares to a 5.1 percent increase for the Dow Jones Industrial Average and a 10.0 percent increase for the Nasdaq Composite Index® for the same period. TierOne Corporation's market capitalization totaled $342.2 million at year end.

Your Company takes great lengths to communicate the latest investment news and information to keep shareholders informed. Through the development of the www.tieronebank.com website under "Investor Relations," investors can check up-to-the-minute stock prices, review quarterly earnings releases and other corporate news, examine the latest SEC filings and much more.

Taking the Extra Step—Our Employees

The greatest asset of TierOne Corporation cannot be found on any balance sheet, income statement or any other financial table. Your Company's greatest asset lies with the dedicated professionals who make up the TierOne family of employees.

This highly trained staff thinks and works like entrepreneurial owners and takes the lead in differentiating us from the competition. Each has firmly

Our Strategic Initiatives:

TierOne Bank is built upon a foundation of five key strategic initiatives which serve as fundamental guideposts in fulfilling our corporate mission and our vision for the future.

At TierOne Bank, we are committed to:

- Nurture a strong and respected public awareness and identity.
- Fuel TURBO Assets with an advantageous mix of liabilities, wholesale funds and shareholders' equity.
- Manage corporate balance sheet and business opportunities for profitable revenue growth.
- Strive to retain profitable customers while recruiting new profitable customer relationships.
- Continue to develop a strong, focused and innovative employee culture.

embraced the "Taking the extra step" brand promise and continuously strives for customer satisfaction. Our training efforts are unmatched in our market area and frequent research surveys prove it.

Our employees are also civic-minded and community-driven. Many participate in local paint-a-thons and Habitat for Humanity construction projects, volunteer as coaches for local schools, serve as mentors for adolescent children, assist the elderly with their banking needs and staff phone banks for civic fund drives. Employees recognize the importance of giving back to the community and do so with vigor.

Taking the Extra Step—Our Communities

The economic health of any business is driven in large part by the vitality of the markets it serves. TierOne Corporation is fortunate to have carefully established strong lending relationships throughout selected areas of the country and to be based in a region known for its economic stability, low unemployment, affordable housing and quality of life.

Working to ensure this continued economic vitality is not a destination but a journey. TierOne Corporation takes great pride in actively supporting development efforts through involvement in various professional and civic organizations, chambers of commerce, economic development councils, non-profit and community groups.

We believe the creation of the TierOne Charitable Foundation as part of the stock conversion will significantly strengthen the Company's role as a civic and community leader. In 2003, the Foundation expects to begin funding grants and donations to community projects within the Bank's primary market area.

Looking Forward

Our future is bright and is filled with great potential and opportunity. Our challenge for the years ahead is to build upon the momentum we have already created and further position ourselves to strategically leverage our Company's strengths, seize new opportunities for increased profitability and build upon our growing franchise value.



We are committed to "Taking the extra step" to successfully meet this challenge and are excited about our future as a public company. Together with our extraordinary team of TierOne employees, we look forward to working in partnership with our shareholders, who have placed their valued trust in us, as we continue our journey toward becoming one of the finest, most respected financial institutions in the Midwest.

Thank you for your continued confidence and support.

Gilbert G. Lundstrom
Chairman of the Board and Chief Executive Officer

James A. Laphen
President and Chief Operating Officer

(Dollars in thousands)	At December 31 2002	2001	2000	1999	1998
Selected Financial and Other Data:					
Total assets	$1,945,535	$1,570,013	$1,359,474	$1,303,427	$1,116,530
Cash and cash equivalents	33,037	34,441	30,779	35,649	101,417
Investment securities:					
Held to maturity	157	221	195	28,204	6,206
Available for sale	30,546	44,524	84,935	59,830	8,595
Mortgage-backed securities:					
Held to maturity	—	—	—	54,797	83,212
Available for sale	30,369	46,287	68,398	98,035	—
Loans receivable, net	1,765,744	1,379,066	1,124,362	986,832	883,246
Loans held for sale	8,504	14,373	3,712	2,042	3,120
Deposits	1,128,880	1,096,242	1,047,836	1,005,988	986,440
FHLB advances and other borrowings	418,329	303,315	172,449	170,482	5,515
Shareholders' equity	339,896	121,755	107,872	96,899	91,235
Full service offices	58	58	58	57	57

(Dollars in thousands)	Year ended December 31 2002	2001	2000	1999	1998
Selected Operating Data:					
Total interest income	$ 104,941	$ 105,145	$ 103,866	$ 84,814	$ 80,386
Total interest expense	44,221	57,185	65,540	49,648	48,340
Net interest income	60,720	47,960	38,326	35,166	32,046
Provision for loan losses	4,695	3,997	1,273	1,132	832
Net interest income after provision for loan losses	56,025	43,963	37,053	34,034	31,214
Total noninterest income	13,111	11,286	6,575	6,069	6,096
Total noninterest expense	45,669	34,946	29,529	26,777	24,169
Income before income taxes	23,467	20,303	14,099	13,326	13,141
Income tax expense	8,501	7,261	5,073	4,898	4,803
Net income	$ 14,966	$ 13,042	$ 9,026	$ 8,428	$ 8,338

General

TierOne Bank, a subsidiary of TierOne Corporation, is a $1.9 billion federally chartered savings bank headquartered in Lincoln, Nebraska. Established in 1907, TierOne Bank offers a wide variety of full-service consumer and commercial banking products and services to customers through a geographically diverse network of 58 banking offices in Nebraska, Iowa and Kansas and two loan production offices in Colorado. Leading products offered include residential and commercial real estate financing, consumer, construction and business loans and lines of credit, consumer and business checking and savings plans, investment and insurance services, and telephone and Internet banking access.

TierOne Corporation's results of operations are dependent on the results of TierOne Bank, its wholly owned subsidiary. TierOne Bank's results of operations depend, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by, among other things, provision for loan losses, loan sale activities and loan servicing. Non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion and other expense.

Forward-Looking Statements

In the normal course of business, in an effort to help keep our shareholders and the public informed about TierOne Corporation's operations, we may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits from potential acquisitions, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. These forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipate," "believe," "commitment," "consider," "continue," "could," "encourage," "estimate," "expect," "intend," "in the event of," "may," "plan," "present," "propose," "prospect," "update," "whether," "will," "would," future or conditional verb tenses, similar terms, variations on such terms or negatives of such terms. Although we believe that the anticipated results or other expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Actual results could differ materially from those indicated in such statements due to risks, uncertainties and changes with respect to a variety of factors, including, but not limited to, the following: competitive pressure among depository and other financial institutions may increase significantly; changes in the interest rate environment may reduce interest margins and net interest income, as well as adversely affect loan originations and sales activities and the value of certain assets, such as investment securities; general economic or business conditions, either nationally or in regions in which we do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; legislation or changes in regulatory requirements, including without limitation, capital requirements, or accounting standards may adversely affect us and the business in which we are engaged; adverse changes may occur in the securities markets; our competitors may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than us; and the growth and profitability of our noninterest income may be less than expected.

We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report.

As used in this report, unless the context otherwise requires, the terms "we," "us," or "our" refer to TierOne Corporation, a Wisconsin corporation, and our wholly owned subsidiary, TierOne Bank, a federally chartered stock savings bank.

Our Management Strategy

We historically operated as a traditional savings bank providing single-family residential mortgage loans and a variety of retail deposit products and services to our customers. In the mid-1990s, in an effort to increase our profitability, we implemented a plan to grow and diversify our operations to become more like a community bank. In our primary market area of Nebraska, southwest Iowa and northern Kansas, we have endeavored to position ourselves as a "hometown" alternative to our national and super-regional competitors. In addition, we have availed ourselves of additional loan opportunities outside of our primary market areas and have selectively entered into relationships with other financial institutions throughout the United States to purchase whole loans or participation interests in loans, particularly commercial real estate and land loans and construction loans. We also have expanded our originations of warehouse lines of credit to mortgage brokers that serve regions outside of our primary market area.

Highlights of our management strategy are as follows:

- *Repositioning Our Loan Portfolio to Increase Yields and Reduce Interest Rate Risk.* We have focused on increasing our holdings of loans with relatively higher yields as well as adjustable rates of interest and/or shorter terms to maturity. At December 31, 2002, our commercial real estate and land loans, consumer loans, warehouse mortgage lines of credit and construction loans amounted to $1.2 billion in the aggregate or 64.1% of our total loan portfolio at such date. In recent years we also have generally sold into the secondary market, with servicing retained, new single-family fixed-rate residential mortgage loans.
- *Emphasizing Growth of Our Core Deposits and Reducing Our Cost of Funds.* Our core deposits, consisting of checking accounts, money market accounts and passbook savings accounts, have increased from $560.9 million, or 51.2% of total deposits, at December 31, 2001 to $612.2 million, or 54.2% of total deposits, at December 31, 2002. In particular, we have emphasized increasing the amount of our checking accounts, which grew by 29.4% to an aggregate of $326.0 million, or 28.9% of total deposits, at December 31, 2002 compared to $251.9 million, or 23.0% of total deposits, at December 31, 2001. During the three year period ended December 31, 2002, the number of our checking accounts has increased by 92.5% from 29,400 to 56,600. At the same time, we have continued to reduce the concentration of our certificates of deposit from 53.4% of total deposits at December 31, 1999 to 45.8% of total deposits at December 31, 2002.
- *Increasing Our Fee Income and Expanding Our Products and Services.* Our other income, which is non-interest income, increased by $1.8 million, or 16.2%, to $13.1 million for the year ended December 31, 2002 compared to $11.3 million for the year ended December 31, 2001. The increase primarily reflects increases in fee income and service charges, which were due largely to an increase in the number of our checking accounts and increased gains from our sales of fixed-rate residential mortgage loans. We have been pro-active in our efforts to increase other income, largely by increasing the number of customers that we serve in our primary market area as well as increasing the number of our financial products that our customers use. We expect our employees to cross-sell our financial products to customers and we provide them economic incentives to do so. In our efforts, we have re-designed a number of our branch offices to be retail sales centers, which have a floor plan we believe is more conducive to the cross-selling of products. We constantly look for new products and services that we can offer our customers. In the past two years, we have introduced on-line banking, a new "High Performance" checking program, indirect automobile lending, business checking and an expanded commercial business loan program.
- *Maintaining Asset Quality.* We believe that high asset quality is a key to long-term financial success. We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards which we believe are conservative. As a result of our assessment of levels of acceptable risk, we have chosen not to engage in agricultural lending at this time. Although we are an active acquirer of mortgage

loans and participation interests in loans from outside our primary market area, we apply our own underwriting standards to all such loans. Total non-performing assets have remained relatively low even as our asset base has grown and diversified. Our ratio of non-performing assets to total assets at December 31, 2002 was 0.38%.

- *Building a Strong Corporate Brand and Identity.* We adopted our current name in February 2002. The unveiling of our new name was accompanied by significant marketing efforts focused on developing a well-known corporate brand. We have significantly enhanced our marketing by direct mail and other advertising as part of our program to increase the recognition of our corporate identity. We also have continued to develop a strong, focused and innovative employee culture. We have increased the investment in our employee base to help ensure that our employees have the capability, training and incentives to deliver quality service across our expanded product line.
- *Continuing Our Controlled Growth and Expanding Our Franchise.* We have increased our total assets in each of the past five years. During this five-year period, total assets have increased by 74.2%. In addition, we believe that our conversion from mutual to stock form facilitates our ability to expand our franchise through acquisition opportunities. Currently, we have no specific plans, agreements or understandings with respect to any acquisitions.

How We Manage Our Risks

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from the interest rate risk which is inherent in our lending and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. In addition to market risk, our primary risk is credit risk on our loan portfolio. We attempt to manage credit risk through our loan underwriting and oversight policies.

The principal objective of our interest rate risk management function is to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate given our business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with our Board of Directors' approved guidelines. Through such management, we seek to reduce the vulnerability of our operations to changes in interest rates. We monitor our interest rate risk as such risk relates to our operating strategies. Our Board of Directors has established an Asset/Liability Committee, responsible for reviewing our asset/liability policies and interest rate risk position, which meets on a monthly basis and reports trends and interest rate risk positions to the Board of Directors on a quarterly basis. The extent of the movement of interest rates is an uncertainty that could have a negative impact on our future earnings.

In recent years, we have primarily utilized the following strategies in our efforts to manage interest rate risk:

- we have emphasized originations and purchases for portfolio retention of adjustable-rate and shorter term loans, particularly construction loans, commercial real estate and land loans, consumer loans and warehouse mortgage lines of credit;
- we have purchased adjustable-rate mortgage loans for retention in our portfolio;
- we have been an active seller in the secondary market of our newly originated, long-term fixed-rate residential mortgage loans;
- when market conditions permit, we have attempted to lengthen the terms of our certificates of deposit; and
- we have invested in securities with relatively short lives or adjustable rates of interest.

Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The Office of Thrift Supervision produces a similar analysis using its own model, based upon data submitted in our quarterly Thrift Financial Reports, the results of which may vary from our internal model primarily due to differences in assumptions utilized, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. The following table sets forth our NPV as of December 31, 2002, as calculated by the Office of Thrift Supervision.

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in thousands)				
300	$259,080	$(5,552)	(2)%	13.14%	(.01)%
200	265,719	1,087	—	13.36	.22
100	268,591	3,958	1	13.41	.27
Static	264,633	—	—	13.15	—
(100)	258,807	(5,826)	(2)	12.78	(.36)

Due to our recognition of the need to control our interest rate exposure, we have focused on being active in the purchase of adjustable-rate residential mortgage loans. In addition, our policy is to sell new fixed-rate single-family residential mortgage loans. In recent years, we also have emphasized the origination of construction loans, adjustable-rate multi-family and commercial real estate and land loans and consumer loans. We plan to continue these lending strategies.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Quantitative and Qualitative Disclosures About Market Risk

A derivative financial instrument includes futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. We currently do not enter into futures, swaps, or options. However, we are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments generally have fixed expiration dates and may require additional collateral from the borrower if deemed necessary.

Table of Market Risk Sensitive Instruments

The following table shows our financial instruments that are sensitive to change in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2002. Market risk sensitive instruments are generally defined as on- and off-balance sheet derivatives and other financial instruments.

(Dollars in thousands)	Average Interest Rate	Expected Maturity/Principal Repayment December 31							Fair Value[1]
		2003	2004	2005	2006	2007	Thereafter	Total[1]	
Interest-Sensitive Assets:									
Federal funds sold	—%	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Investment securities	3.41	17,916	—	—	—	4,990	8,669	31,575	30,703
Loans receivable	6.26	853,296	482,770	321,846	104,696	69,798	78,283	1,910,689	1,953,874
Mortgage-backed securities	5.37	25,158	2,834	1,889	—	—	—	29,881	30,369
FHLB stock	3.50	21,459	—	—	—	—	—	21,459	12,681
Total		$917,829	$485,604	$323,735	$104,696	$ 74,788	$ 86,952	$1,993,604	$2,027,627
Interest-Sensitive Liabilities:									
Money market accounts	1.48%	$ 58,704	$ 49,486	$ 49,487	$ 26,337	$ 26,336	$ 59,925	$ 270,275	$ 270,275
Savings accounts	0.80	3,350	2,839	2,838	1,550	1,550	3,728	15,855	15,855
Interest-bearing checking accounts	1.21	38,323	34,739	34,739	25,158	25,158	132,120	290,237	290,237
Certificate accounts	3.65	336,879	60,317	23,417	78,383	17,337	387	516,720	531,203
FHLB advances and other borrowings	3.81	107,980	33	60,033	33	135,033	115,217	418,329	443,668
Total		$545,236	$147,414	$170,514	$131,461	$205,414	$311,377	$1,511,416	$1,551,238
Interest-Sensitive Off-Balance Sheet Items:[1]									
Loans serviced for others	6.47%							$ 730,135	$ 730,135
Commitments to extend credit	6.02							107,307	107,307
Unused consumer lines of credit	5.21							75,508	75,508
Unused commercial lines of credit	6.13							18,840	18,840
Commitments to purchase loans	5.47							95,492	95,492
Commitments to sell loans	5.83							115,574	115,574
Commitments to purchase securities	—							—	—

(1) Total balance equals the notional amount of off-balance sheet items, and interest rates are the weighted average interest rates of the underlying loans.

Expected maturities are contractual maturities adjusted for prepayment of principal. We use certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on our historical experience. The actual maturities of these instruments could vary substantially if future prepayments differ from TierOne Bank's historical experience.

We are subject to certain market risks and interest rate risks from the time we issue commitments to originate new loans. In recent periods, we have substantially reduced our exposure to interest rate risk by focusing on loans with adjustable interest rates and/or shorter terms for retention in portfolio and selling most of our newly originated fixed-rate loans into the secondary market. In an effort to protect us against adverse interest rate movements, at the time we take an application for a fixed-rate loan, we typically enter into an agreement to sell the loan, or a loan within the same interest rate range, into the secondary market. This is known as a "matched sale" approach and reduces our interest rate risk with respect to these loans. There is still some risk because some portion of these loans may never close for various reasons. However, the agencies we sell loans to permit us some flexibility in delivering loan product to them. In certain instances, if the loans we deliver for sale do not match the characteristics outlined in our forward sale commitments, our gain on sale may be reduced. To date this has not been a significant issue.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends upon the relative amounts of interest-earnings assets and interest-bearing liabilities and the interest rate earned or paid on them.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid

The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

	Year ended December 31								
	2002			2001			2000		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:									
Federal funds sold	$ 22,246	$ 391	1.76%	$ 26,389	$ 1,153	4.37%	$ 3,472	$ 206	5.93%
Investment securities[1]	62,430	2,726	4.37	76,362	5,084	6.66	101,798	7,135	7.01
Mortgage-backed securities[1]	36,300	1,929	5.31	62,372	3,769	6.04	132,489	8,975	6.77
Loans receivable[2]	1,469,785	99,895	6.80	1,228,956	95,139	7.74	1,109,365	87,550	7.89
Total interest-earning assets	1,590,761	104,941	6.60	1,394,079	105,145	7.54	1,347,124	103,866	7.71
Non-interest-earning assets	69,398			48,707			48,992		
Total assets	$1,660,159			$1,442,786			$1,396,116		
Interest-bearing liabilities:									
Interest-bearing checking accounts	$ 269,274	4,619	1.72	$ 177,984	4,750	2.67	$ 97,319	2,512	2.58
Savings accounts	14,811	179	1.21	11,296	171	1.51	10,829	190	1.75
Money market accounts	284,399	5,533	1.95	305,987	10,551	3.45	338,181	15,450	4.57
Certificate accounts	524,911	20,759	3.95	570,846	31,685	5.55	554,137	32,161	5.80
Total deposits	1,093,395	31,090	2.84	1,066,113	47,157	4.42	1,000,466	50,313	5.03
FHLB advances and other borrowings	274,605	13,131	4.78	203,867	10,028	4.92	246,789	15,227	6.17
Total interest-bearing liabilities	1,368,000	44,221	3.23	1,269,980	57,185	4.50	1,247,255	65,540	5.25
Non-interest-bearing checking accounts	29,901			22,234			19,392		
Other liabilities	70,320			35,763			27,488		
Total liabilities	1,468,221			1,327,977			1,294,135		
Shareholders' equity	191,938			114,809			101,981		
Total liabilities and shareholders' equity	$1,660,159			$1,442,786			$1,396,116		
Net interest-earning assets	$ 222,761			$ 124,099			$ 99,869		
Net interest income; average interest rate spread		$ 60,720	3.37%		$ 47,960	3.04%		$ 38,326	2.46%
Net interest margin[3]			3.82%			3.44%			2.85%
Average interest-earning assets to average interest-bearing liabilities			116.28%			109.77%			108.01%

(1) Includes securities available for sale and held to maturity. Investment securities also include Federal Home Loan Bank stock.

(2) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(3) Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior year volume), and (2) changes in volume (change in volume multiplied by prior year rate). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(In thousands)	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
Interest income:						
Federal funds sold	$ (603)	$ (159)	$ (762)	$ (39)	$ 986	$ 947
Investment securities	(1,541)	(817)	(2,358)	(343)	(1,708)	(2,051)
Mortgage-backed securities	(412)	(1,428)	(1,840)	(882)	(4,324)	(5,206)
Loans receivable, net	(7,854)	12,610	4,756	(1,630)	9,219	7,589
Total interest-earning assets	(10,410)	10,206	(204)	(2,894)	4,173	1,279
Interest expense:						
Interest-bearing checking accounts	301	(432)	(131)	88	2,150	2,238
Savings accounts	(14)	22	8	(27)	8	(19)
Money market accounts	(4,319)	(699)	(5,018)	(3,529)	(1,370)	(4,899)
Certificate accounts	(8,536)	(2,390)	(10,926)	(1,542)	1,066	(476)
Total deposits	(12,568)	(3,499)	(16,067)	(5,010)	1,854	(3,156)
FHLB advances and other borrowings	(272)	3,375	3,103	(2,799)	(2,400)	(5,199)
Total interest-bearing liabilities	(12,840)	(124)	(12,964)	(7,809)	(546)	(8,355)
Increase in net interest income	$ 2,430	$10,330	$ 12,760	$ 4,915	$ 4,719	$ 9,634

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

Our total assets were $1.9 billion at December 31, 2002, a $375.5 million, or 23.9%, increase from December 31, 2001. A moderate decrease in our investment and mortgage-backed securities during 2002 was more than offset by a $386.7 million increase in our net loan portfolio. During the year, we used a portion of our excess cash, proceeds from the initial public offering, proceeds from the maturities of securities and additional borrowings to fund our new loan originations and purchases. Our available for sale investment securities (excluding mortgage-backed securities) amounted to $30.5 million at December 31, 2002, a $14.0 million decrease from December 31, 2001. Likewise, our mortgage-backed securities decreased by $15.9 million, to $30.4 million at December 31, 2002 compared to $46.3 million at December 31, 2001. This decrease reflects, in part, repayments due to the continuing high level of mortgage refinance activity in the current interest rate environment which has resulted in more rapid repayment of such securities. Our net loans receivable increased by 28.0% to $1.8 billion at December 31, 2002 compared to December 31, 2001. Loan repayments and sales during the year ended December 31, 2002 were offset by new loan originations and purchases. During the year ended December 31, 2002 we purchased a total of $671.3 million of loans, including $334.0 million of adjustable-rate single-family residential loans, $140.0 million of commercial real estate and land loans, $112.1 million of construction loans and $85.2 million of consumer loans. A substantial portion of the commercial real estate and land loans purchased during this period consisted of 75% to 95% participation interests in loans originated by two financial institutions headquartered in the State of Washington with the underlying collateral located in several states.

Our total deposits increased by $32.6 million, or 3.0%, during the year and amounted to $1.1 billion at December 31, 2002. Such increase reflects, in part, our continuing effort to increase the level of our checking accounts and other core deposits. At December 31, 2002, our interest-bearing and non-interest-bearing checking accounts amounted to $326.0 million in the aggregate, a $74.1 million, or 29.4%, increase from the aggregate amount at December 31, 2001. Our total certificates of deposit declined to $516.7 million, or 45.8% of total deposits, at December 31, 2002 compared to $535.3 million, or 48.8% of total deposits, at December 31, 2001. Our FHLB advances and other borrowings amounted to $418.3 million at December 31, 2002 compared to $303.3 million at December 31, 2001, the increase being the result of the determination to use borrowings to a more significant degree to fund our loan origination and purchase activities.

Due primarily to $198.1 million in net proceeds from our initial public offering, our total equity increased by $218.1 million to $339.9 million at December 31, 2002 compared to $121.8 million at December 31, 2001. The growth in our equity also reflected, in part, the $15.0 million of net income for the year ended December 31, 2002. Due primarily to a change in net unrealized gain/loss on securities, we had a cumulative other comprehensive loss of $405,000 at December 31, 2002 compared to cumulative other comprehensive income of $77,000 at December 31, 2001.

Comparison of Financial Condition at December 31, 2001 and December 31, 2000

Total assets increased by $210.5 million, or 15.5%, during 2001 to $1.6 billion at December 31, 2001 compared to $1.4 billion at December 31, 2000. The primary reason for the increase in total assets in 2001 was a $254.7 million, or 22.7%, increase in net loans receivable reflecting our efforts to increase our relatively higher yielding, interest-sensitive or shorter term assets such as warehouse mortgage lines of credit, construction, commercial real estate and land and consumer loans. A significant reason for the increase in our net loans receivable was a $186.9 million increase in outstanding warehouse mortgage lines of credit reflecting the mortgage refinance boom that existed throughout 2001 due to the low interest rate environment. The increase in net loans receivable during 2001 was partially offset by a $62.5 million, or 40.8%, decrease in available for sale investment securities which amounted to $90.8 million at December 31, 2001 compared to $153.3 million at December 31, 2000. The decrease in available for sale investment securities during 2001 was due to maturities and prepayments in the ordinary course of business.

Our total deposits increased by $48.4 million, or 4.6%, during 2001 and amounted to $1.1 billion at December 31, 2001. The increase in deposits in 2001 reflects, in part, our efforts to increase checking accounts and other core deposits as a funding source for our lending. Borrowings, consisting primarily of Federal Home Loan Bank advances, increased by $130.9 million, or 75.9%, to $303.3 million at December 31, 2001. We have increased our utilization of borrowings in recent years as an additional source of funds.

Primarily as a result of net income for the year ended December 31, 2001, our total retained earnings increased by $13.9 million, or 12.9%, to $121.8 million at December 31, 2001 compared to $107.9 million at December 31, 2000. In addition, due primarily to a change in net unrealized gains/losses on securities, we had cumulative other comprehensive income of $77,000 at December 31, 2001 compared to a cumulative other comprehensive loss of $764,000 at December 31, 2000.

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

General

Our net income increased by $1.9 million, or 14.8%, to $15.0 million for the year ended December 31, 2002 compared to $13.0 million for the year ended December 31, 2001. Our net income increased due primarily to a lower cost of funds in 2002 which improved our net interest income. Net interest income is our principal source of income and represents the difference between the income we earn on our loan and investment portfolios and our cost of funds, which is the interest we pay on deposits and borrowings. In large part, net interest income is determined by interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and also by the amount of interest-earning assets relative to interest-bearing liabilities. Our average interest rate spread increased to 3.37% for the year ended December 31, 2002 compared to 3.04% for the year ended December 31, 2001. Our net interest margin improved to 3.82% for the year ended December 31, 2002 compared to 3.44% for the year ended December 31, 2001.

Our ratio of average interest-earning assets to average interest-bearing liabilities increased to 116.3% for the year ended December 31, 2002 compared to 109.8% for the year ended December 31, 2001.

Interest Income

Our total interest income for the year ended December 31, 2002 was $104.9 million compared to $105.1 million for the year ended December 31, 2001. The primary reason for the decrease in interest income was lower yields earned on interest-earning assets in fiscal 2002 compared to 2001. The average yield earned on net loans receivable was 6.80% for the year ended December 31, 2002 compared to 7.74% for the year ended December 31, 2001. Average yields also were lower on our investment securities and mortgage-backed securities in the year ended December 31, 2002 compared to 2001. These declines in the average yields earned on interest-earning assets primarily reflect lower market rates of interest as interest rates declined throughout 2002.

Interest Expense

Our total interest expense for the year ended December 31, 2002 was $44.2 million compared to $57.2 million for the year ended December 31, 2001. The primary reason for the decrease in our interest expense was a $16.1 million decrease in interest expense on deposits due to a reduction in the average rate paid on our interest-bearing deposits to 2.84% during 2002 compared to 4.42% during 2001. The average rate paid on our certificates of deposit was 3.95% in the year ended December 31, 2002 compared to 5.55% in the year ended December 31, 2001. The average rates paid on our interest-bearing checking accounts, money market accounts and savings accounts also declined in 2002 compared to 2001. Interest expense on FHLB advances and other borrowings increased by $3.1 million in 2002 compared to 2001 as a result of a higher average balance of borrowings in 2002 which more than offset a 14 basis point reduction in the average rate paid.

Provision for Loan Losses

We have identified the evaluation of the allowance for loan losses as a critical accounting policy as amounts are sensitive to material variation. This policy is significantly affected by our judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions. We establish the provision for loan losses, which is charged to our operating results, in order to maintain a level of the allowance for loan losses that management believes covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. Management performs reviews no less frequently than quarterly in order to identify these losses and to assess the overall collection probability for the loan portfolio. Our reviews consist of a quantitative analysis by loan category, using historical loss experience, and consideration of a series of qualitative loss factors. For each primary type of loan, we establish a loss factor reflecting our estimate of the known and inherent losses in each loan type using both the quantitative analysis as well as consideration of the qualitative factors. Our evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the levels of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size, terms and geographic concentration of loans held by us, the value of collateral securing loans, the number of loans requiring heightened management oversight, general economic conditions and loan loss information for other institutions. In lending business lines where our historical experience is not as extensive as compared to more established lending operations, we have also considered the experience of other lenders whose portfolios of such loans appear to have similar characteristics in terms of structure, amount and geographic location. The amount of the allowance for loan losses is only an estimate and actual losses may vary from these estimates. We assess our allowance for loan losses no less frequently than quarterly, and make any necessary provision for loan losses.

We made a provision for loan losses of $4.7 million for the year ended December 31, 2002 compared to $4.0 million for the year ended December 31, 2001. Our portfolios of commercial real estate and land loans, construction loans, commercial business loans and consumer loans, which generally are deemed to have higher levels of known and inherent losses than single-family residential mortgage loans, have continued to grow, both in terms of total dollar amounts and as a percentage of our total loan portfolio. We continued to purchase both commercial real estate and construction loans. Such loans are more susceptible to experiencing problems as the economy weakens due to the nature of their operations. At December 31, 2002, our total non-performing assets amounted to $7.5 million compared to $1.8 million at December 31, 2001. The increase in non-performing assets was due to a $3.8 million increase in non-accrual commercial real estate mortgage loans as well as a $1.9 million increase in real estate owned. The increase in non-performing loans was related to a $3.8 million real estate loan secured by an Arizona hotel. The increase in real estate owned in 2002 was primarily related to a $1.4 million residential mortgage loan secured by property in California which is subject to confirmation of the trustee sale by a bankruptcy court. During fiscal 2002, we charged off an aggregate of $1.2 million of loans compared to only $496,000 for fiscal 2001. For the year ended December 31, 2002, approximately 75% of our charge-offs related to consumer loans, in particular automobile loans. At December 31, 2002, our allowance for loan losses amounted to 311.7% of non-performing loans and 0.96% of total loans outstanding. We believe that the allowance for loan losses at December 31, 2002 was at a level to cover the known and inherent losses in our loan portfolio that were both probable and reasonably estimable based upon the facts and circumstances known at that date. No assurance can be made that additional provisions may not be needed in future periods, which could adversely affect results of operations. Regulatory agencies, in the course of their regular examinations, review the allowance for loan losses and carrying value of non-performing assets. No assurance can be given that these agencies might not require changes to the allowance for loan losses in the future.

Other Income

Our other income increased by $1.8 million, or 16.2%, to $13.1 million for the year ended December 31, 2002 compared to $11.3 million for the year ended December 31, 2001. The primary reason for the increase in other income was a $2.0 million increase in gain on sale of loans, due primarily to sales of single-family fixed-rate loans. Partially offsetting the increase in other income was a $1.6 million increase in our mortgage servicing rights valuation allowance due to increased prepayments in our loan servicing portfolio due to the low interest rate environment existing throughout 2002.

Other Expense

Our other expense increased by $10.7 million, or 30.7%, to $45.7 million for the year ended December 31, 2002 compared to $34.9 million for the year ended December 31, 2001. The primary reasons for the increase in other expense were a $5.0 million charitable contribution to the TierOne Charitable Foundation and a $2.9 million increase in salaries and employee benefits due to an increase in the number of staff, increased health insurance costs, normal salary increases, and increased benefit cost related to the establishment of an employee stock ownership plan in connection with the initial public offering. To a lesser extent, the increase also reflected a $1.7 million increase in advertising costs, due primarily to expenses incurred in connection with our name change to TierOne Bank in early 2002 and related marketing efforts.

Income Tax Expense

Our income tax expense increased by $1.2 million to $8.5 million for the year ended December 31, 2002 compared to $7.3 million for the year ended December 31, 2001. The increase in income tax expense primarily reflects the increase in income.

Comparison of Operating Results for the Years Ended December 31, 2001 and December 31, 2000

General

Our net income increased by $4.0 million, or 44.5%, for the year ended December 31, 2001, from $9.0 million for the year ended December 31, 2000 to $13.0 million for the year ended December 31, 2001. The increase was due primarily to a reduction in our cost of funds. The reduction in our cost of funds in 2001 compared to 2000 was a primary reason for an increase in net interest income. Our average interest rate spread increased to 3.04% for the year ended December 31, 2001 compared to 2.46% for the year ended December 31, 2000, and our net interest margin (which is net interest income expressed as a percentage of average interest-earning assets) improved to 3.44% for the year ended December 31, 2001 compared to 2.85% for the year ended December 31, 2000. Our ratio of average interest-earning assets to average interest-bearing liabilities increased to 109.8% for the year ended December 31, 2001 compared to 108.0% for the year ended December 31, 2000.

Interest Income

Our total interest income increased by $1.3 million, or 1.2%, to $105.1 million for the year ended December 31, 2001 compared to $103.9 million for the year ended December 31, 2000. The primary reason for the increase in interest income in 2001 compared to 2000 was an increase in interest income on loans which more than offset decreases in interest income from investment securities and mortgage-backed securities. Interest income on loans increased by $7.6 million, or 8.7%, to $95.1 million in the year ended December 31, 2001 compared to $87.6 million for the year ended December 31, 2000. The primary reason for the increase in interest income from loans was a $119.6 million, or 10.8%, increase in the average balance of outstanding loans receivable in 2001 compared to 2000 which more than offset a 15 basis point (100 basis points being equal to 1.0%) decline in the average yield earned on loans. The increase in the average balance of loans outstanding in 2001 compared to 2000 reflects our efforts to increase our interest-sensitive or shorter term loans. Interest income on investment securities decreased by $2.1 million, or 28.8%, to $5.1 million in the year ended December 31, 2001 compared to $7.1 million in the year ended December 31, 2000. The decrease in interest income from investment securities was due to a $25.4 million, or 25.0%, decrease in the average balance of our investment securities together with a 35 basis point decrease in the average yield earned thereon. Interest income on mortgage-backed securities decreased by $5.2 million, or 58.0%, to $3.8 million during the year ended December 31, 2001 compared to $9.0 million for the year ended December 31, 2000. The average balance of our mortgage-backed securities decreased by $70.1 million, or 52.9%, in 2001 compared to 2000 and the average yield earned decreased by 73 basis points. The decrease in average balances in mortgage-backed securities in 2001 reflects the relatively higher levels of prepayments on the underlying mortgage loans while the decrease in average yield reflects the fact that higher yielding mortgage-backed securities tend to pre-pay faster when market rates of interest are at lower levels. During the year ended December 31, 2001, we used a significant portion of the cash from investment securities and mortgage-backed securities as they matured or were prepaid to fund new loan originations and purchases.

Interest Expense

Total interest expense decreased by $8.4 million, or 12.8%, to $57.2 million for the year ended December 31, 2001 compared to $65.5 million for the year ended December 31, 2000. Interest expense on total deposits decreased by $3.2 million, or 6.3%, to $47.2 million in 2001 compared to $50.3 million in 2000. The decrease in interest expense on interest-bearing deposits was due to a 61 basis point decrease in the average rate paid on deposits in 2001 which more than offset a $65.6 million, or 6.6%, increase in the average balance of interest-bearing deposits. The average balance of our interest-bearing checking accounts increased by $80.7 million, or 82.9%, in 2001 compared to 2000, reflecting our efforts to increase checking accounts. The increase in interest-bearing checking accounts in 2001 compared to 2000, together with slight increases in savings accounts and certificates of deposit, more than offset a 9.5% decrease in the average balance of money market accounts. Interest expense on Federal Home Loan Bank advances and other borrowings decreased by $5.2 million, or 34.1%, to $10.0 million in the year ended December 31, 2001 compared to $15.2 million for the year ended December 31, 2000. The decrease in interest expense on borrowings in 2001 compared to 2000 was due to a $42.9 million decrease in the average balance of borrowings as well as a 125 basis point decrease in the average rate paid. The increase in deposit accounts, particularly interest-bearing checking accounts, permitted us to reduce our utilization of Federal Home Loan Bank advances and other borrowings in 2001 compared to 2000.

Provision for Loan Losses

The provision for the loan losses amounted to $4.0 million for the year ended December 31, 2001 compared to $1.3 million for the year ended December 31, 2000. The $2.7 million increase was primarily due to an increased provision for known and inherent losses in our consumer loans, commercial construction loans and warehouse mortgage lines of credit. The consumer loan provision increased by $1.7 million for the year ended December 31, 2001 based upon management's assessment of known and inherent losses in our loan portfolio. Consumer loan charge-offs increased by $321,000 to $458,000 for the year ended December 31, 2001 compared to the year ended December 31, 2000 and the total of consumer loans delinquent 30 days or more increased from $2.1 million at December 31, 2000 to $3.5 million at December 31, 2001. We increased the amount of our provision for commercial construction loans by $156,000 in 2001 compared to 2000 due to construction delays and increased costs to complete. Our allowance for loan losses amounted to $13.5 million at December 31, 2001 compared to $9.9 million at December 31, 2000, or 0.96% of total loans outstanding at December 31, 2001 compared to 0.87% of total loans outstanding at December 31, 2000. In making the provision for loan losses during the year ended December 31, 2001, we considered the increased inherent losses in our loan portfolio based upon historical loss experience and other factors. In particular, we considered that the level of our total delinquent loans increased significantly during the second half of 2001 and amounted to $11.0 million at December 31, 2001 compared to $8.7 million at December 31, 2000. We also considered our increased investment in loans which may be deemed to have increased levels of known and inherent losses compared to single-family residential mortgage loans such as our commercial construction loans, which increased by $49.4 million, or 107.0%, at December 31, 2001 compared to December 31, 2000, our commercial real estate and land loans, which increased by $47.6 million, or 22.6%, during the year, and our consumer loans generally and, in particular, our equity lines of credit, which increased by $23.1 million, or 59.8%, and our automobile loans, which increased by $20.1 million, or 89.1%, during the year. We also considered our charge-offs of $496,000 of loans during the year ended December 31, 2001, an increase of 150.5% from the amount for the prior fiscal year. In addition to the increases in outstanding balances of loans deemed to have relatively higher known and inherent losses in 2001, the composition and profile of our loan portfolio was also affected by a decline in our single-family residential mortgage loans to $502.5 million at December 31, 2001 compared to $565.4 million at December 31, 2000. Single-family residential mortgage loans generally are deemed to have a lower risk of loss than consumer loans, construction loans, commercial real estate loans and warehouse mortgage lines of credit. We also took into consideration certain qualitative factors such as the effect of the events of September 11, 2001 on our local economy, workforce reductions announced by several large employers with operations in our local market areas and that the State of Nebraska has experienced lower tax revenues which has had a significant adverse effect on state agencies and the University of Nebraska.

Other Income

Our other, or non-interest, income is comprised primarily of fees and service charges on customer accounts, gains on loans sold, and other operating income. Our other income increased by $4.4 million, or 66.3%, to $10.9 million for the year ended December 31, 2001 compared to $6.6 million for the year ended December 31, 2000. The primary reasons for the increases in other income in 2001 were a $2.4 million increase in fees and service charges, due primarily to a significant increase in the number of our checking accounts, which increased by 27.8% at December 31, 2001 compared to December 31, 2000, as well as increased fees from a significantly higher volume of loan originations, a $1.3 million increase in net gains on sales of loans held for sale, due to increased mortgage loan sales, and a $767,000 increase in other operating income, due primarily to increased premium income from insurance sales. Also included in 2001 was $438,000 in payments received pursuant to a consent decree against a law firm involved in our earlier attempted conversion.

Other Expense

Other, or non-interest, expense is comprised of salaries and employee benefits, occupancy expense, data processing, advertising and various other operating expenses. Our other expense increased by $5.1 million, or 17.2%, to $34.6 million for the year ended December 31, 2001 compared to $29.5 million for the year ended December 31, 2000. The primary reason for the increase in other expense in 2001 compared to 2000 was a $3.2 million increase in salaries and employee benefits due primarily to increased commissions paid as a result of increased mortgage loan originations and increased annuities and securities sales, increased incentive compensation payments, an increase in the total number of employees and normal salary and benefit increases. Our net occupancy costs increased by $443,000 in 2001 compared to 2000 reflecting our remodeling and refurbishing efforts at our branch offices as well as upgrades of our computer software. Our advertising expense increased by $321,000 in 2001 compared to 2000 reflecting, in large part, costs associated with our direct mail marketing efforts which are designed to increase our customer base in our market area and which, in recent periods, focused on increasing our levels of checking accounts. Our other operating expense increased by $1.1 million in 2001 compared to 2000 due largely to expenses related to our change in name and operating expense of our new reinsurance subsidiary.

Income Tax Expense

Our income tax expense increased by $2.2 million, or 43.1%, to $7.3 million for the year ended December 31, 2001 compared to $5.1 million for the year ended December 31, 2000. The increase in income tax expense was due to our increase in net income in 2001. Our effective Federal tax rate was 35.8% for the year ended December 31, 2001 compared to 36.0% for the year ended December 31, 2000.

Liquidity and Commitments

Our primary sources of funds are from deposits, amortization of loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments, and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. TierOne Bank also utilizes outside borrowings, primarily from the Federal Home Loan Bank of Topeka, as an additional funding source.

We use our liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2002, we had the following contractual obligations and lending commitments:

		Due in			
(In thousands)	Total	1 Year	1–3 Years	3–5 Years	After 5 Years
Contractual Obligations:					
Total borrowings	$ 418,329	$ 82,947	$35,000	$25,000	$275,382
Annual rental commitments under non-cancellable operating leases	2,429	584	630	298	917
	$ 420,758	$ 83,531	$35,630	$25,298	$276,299

		Due in			
(In thousands)	Total	1 Year	1–3 Years	3–5 Years	After 5 Years
Lending Commitments:					
Commitments to lend	$ 297,147	$ 297,147	$ —	$ —	$ —
Commitments to sell loans	(115,574)	(115,574)	—	—	—
Undisbursed portion of loans in process	123,331	123,331	—	—	—
	$ 304,904	$ 304,904	$ —	$ —	$ —

At December 31, 2002, we also had certificates of deposit maturing within the next 12 months amounting to $336.9 million. Based upon historical experience, we anticipate that a significant portion of the maturing certificates of deposit will be redeposited with us.

In addition to cash flow from loan and securities payments and prepayments as well as from sales of available for sale securities, we have significant borrowing capacity available to fund our liquidity needs. We have increased our utilization of borrowings in recent years as a cost efficient addition to deposits as a source of funds. The average balance of our borrowings was $274.6 million for the year ended December 31, 2002 compared to $203.9 million and $246.8 million for the years ended December 31, 2001 and 2000, respectively. To date, substantially all of our borrowings have consisted of advances from the Federal Home Loan Bank of Topeka, of which we are a member. Pursuant to blanket collateral agreements with the Federal Home Loan Bank of Topeka, we pledged qualifying residential, multi-family and commercial real estate mortgages and residential construction loans with carrying values totaling approximately $797.0 million and $485.0 million at December 31, 2002 and 2001, respectively. Other qualifying collateral can be pledged in the event additional borrowing capacity is required.

We have not used, and have no intention to use, any significant off-balance sheet financing arrangements for liquidity purposes. Our primary financial instruments with off-balance sheet risk are limited to loan servicing for others, our obligations to fund loans to customers pursuant to existing commitments and commitments to purchase and sell mortgage loans. In addition, we have certain risks due to limited recourse arrangements on loans serviced for others. At December 31, 2002, the maximum total amount of such recourse was approximately $5.9 million. Based on historical experience, at December 31, 2002, we had established a reserve of

$389,000 with respect to this recourse obligation. In addition, we have not had, and have no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities. We have not, and do not intend to, trade in commodity contracts.

We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.

Impact of Inflation and Changing Prices

The financial statements, accompanying notes, and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Most of our assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on its performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Accounting Pronouncements

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that replaces, in its entirety, Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but it carries over most of Statement No. 125's provisions without reconsideration. Statement No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 2001. Statement No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000 and is to be applied prospectively with certain exceptions. Implementation of Statement No. 140 did not have any impact on our earnings, financial condition or equity.

In June 2001, the FASB issued Statement No. 141, "Business Combinations." The Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of the Statement are to be accounted for using the purchase method. The provisions of the Statement apply to all business combinations initiated after June 30, 2001. The Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Adoption of Statement No. 141 did not have any impact on our earnings, financial condition or equity.

In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of the SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of the SFAS No. 142. Early application is permitted for entities with fiscal years beginning after December 15, 2001, provided that the first interim financial statements have not previously been issued. SFAS No. 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS No. 142 did not have any impact on our earnings, financial condition or equity.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, the Statement retains the fundamental provisions of

Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This Statement supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, this Statement retains the requirement of Opinion 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in distribution to owners) or is classified as held for sale. This Statement also amends APB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a temporarily controlled subsidiary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with earlier application encouraged. The provisions of this Statement generally are to be applied prospectively. The adoption of Statement No. 144 did not have any impact on our earnings, financial condition or equity.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions," which amends statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Thus, the requirement in paragraph 5 of Statement No. 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset of a business no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends Statement No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement No. 144 requires for other long-lived assets that are held and used. With some exceptions, the requirements of Statement No. 147 are effective October 1, 2002. The adoption of this Statement did not have any material impact on the Company's consolidated earnings, financial condition, or equity.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." Statement No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. The Company is required to adopt certain disclosure provisions for interim periods beginning after December 15, 2002. At December 31, 2002, SFAS No. 148 did not have any impact on the Company's financial statements or disclosures.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others," an interpretation of SFAS No. 5, 57 and 107 and recision of FASB Interpretation No. 34. This interpretation requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also specifies the requirements for liability recognition (at fair value) for obligations undertaken in issuing the guarantee. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002 (December 31, 2002 financial statements for calendar year companies). The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation 45 issued or modified after December 31, 2002. The Company has not yet determined the effect of Interpretation No. 45 on its earnings, financial condition or equity.

Management is responsible for establishing and maintaining the internal and disclosure controls relating to the preparation, content and integrity of the published financial statements that are designed to provide reasonable assurance of the integrity and fair presentation of our published financial statements and all other information included in this annual report. The consolidated financial statements and related footnotes are prepared in conformity with accounting principles generally accepted in the United States of America. Management is also responsible for compliance with laws and regulations relating to safety and soundness as designated by the Office of Thrift Supervision.

Management maintains a system of internal control, including an internal audit function, which provides reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and that accounting records are reliable for the preparation of financial statements. Even effective internal controls, no matter how well designed, have inherent limitations, such as the possibility of human error or of circumvention or overriding of controls, and the consideration of cost in relation to benefit of a control. Further, the effectiveness of an internal control can change with circumstances.

TierOne Corporation's internal and disclosure controls are being continually modified and improved in response to changes in business conditions and operations. Based upon these controls, TierOne Corporation management believes that, in all material respects, its internal control structure and procedures relating to preparation of the consolidated financial statements functioned effectively during the year ended December 31, 2002.

The Board of Directors has an Audit Committee composed of three outside directors. The Committee meets regularly with the independent auditors, the internal auditors and management to ensure that internal controls are being properly administered and that financial data is being properly reported. The Committee reviews the scope and timing of internal audits including recommendations made with respect to internal controls and disclosure. The independent auditors and the internal auditors have free access to the Committee.

The consolidated financial statements as identified in the accompanying Independent Auditors' Report have been audited by KPMG LLP, independent certified public accountants, which have been given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. These audits were conducted in accordance with auditing standards generally accepted in the United States of America, and included tests of the accounting records and other auditing procedures considered necessary to formulate an opinion on the consolidated financial statements.

Gilbert G. Lundstrom
Chairman of the Board
and Chief Executive Officer

Eugene B. Witkowicz
Executive Vice President and
Chief Financial Officer

(Dollars in thousands, except share data)	2002	2001
Assets		
Cash and due from banks	$ 33,037	$ 24,141
Federal funds sold	—	10,300
Total cash and cash equivalents	33,037	34,441
Investment securities:		
Held to maturity	157	221
Available for sale	30,546	44,524
Mortgage-backed securities, available for sale	30,369	46,287
Loans held for sale	8,504	14,373
Loans receivable, net	1,765,744	1,379,066
Federal Home Loan Bank stock	21,459	14,836
Premises and equipment, net	26,810	18,201
Accrued interest receivable	9,084	7,834
Other assets	19,825	10,230
Total assets	$1,945,535	$1,570,013
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits	$1,128,880	$1,096,242
Advances from Federal Home Loan Bank and other borrowings	418,329	303,315
Advance payments from borrowers for taxes, insurance and other escrow funds	29,453	15,535
Accrued interest payable	6,812	8,734
Accrued expenses and other liabilities	22,165	24,432
Total liabilities	1,605,639	1,448,258
Shareholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 60,000,000 shares authorized; 22,575,075 shares issued and outstanding	226	—
Additional paid-in capital	355,741	—
Retained earnings	2,018	121,678
Unallocated common stock held by the Employee Stock Ownership Plan	(17,684)	—
Accumulated other comprehensive income (loss), net	(405)	77
Total shareholders' equity	339,896	121,755
Commitments and contingent liabilities		
Total liabilities and shareholders' equity	$1,945,535	$1,570,013

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended December 31, 2002, 2001, and 2000

(Dollars in thousands, except share data)	2002	2001	2000
Interest income:			
Loans receivable	$ 99,895	$ 95,139	$ 87,550
Investment securities	4,655	8,853	16,110
Other interest-earning assets	391	1,153	206
Total interest income	104,941	105,145	103,866
Interest expense:			
Deposits	31,090	47,157	50,313
Advances from Federal Home Loan Bank and other borrowings	13,131	10,028	15,227
Total interest expense	44,221	57,185	65,540
Net interest income	60,720	47,960	38,326
Provision for loan losses	4,695	3,997	1,273
Net interest income after provision for loan losses	56,025	43,963	37,053
Other income:			
Fees and service charges	5,852	6,765	4,357
Income from real estate operations, net	633	533	521
Net gain (loss) on sales of:			
Loans held for sale	4,090	2,091	763
Investments	—	—	72
Real estate owned	(3)	1	83
Other operating income	2,539	1,896	779
Total other income	13,111	11,286	6,575
Other expense:			
Salaries and employee benefits	22,442	19,571	16,399
Occupancy, net	5,673	5,360	4,917
Data processing	1,482	1,366	1,280
Advertising	3,530	1,806	1,485
Contributions to TierOne Charitable Foundation and others	5,110	50	43
Other operating expense	7,432	6,793	5,405
Total other expense	45,669	34,946	29,529
Income before income taxes	23,467	20,303	14,099
Income tax expense	8,501	7,261	5,073
Net income	$ 14,966	$ 13,042	$ 9,026
Net income per common share, basic and diluted (fourth quarter, 2002 only)	$ 0.10		

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
Years ended December 31, 2002, 2001, and 2000

(Dollars in thousands)	Common stock	Additional paid-in capital	Retained earnings	Unallocated common stock held by the Employee Stock Ownership Plan	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance at December 31, 1999	$ —	$ —	$ 99,610	$ —	$(2,711)	$ 96,899
Comprehensive income:						
Net income	—	—	9,026	—	—	9,026
Cumulative effect of the change in accounting principle for derivatives and hedging activities	—	—	—	—	(785)	(785)
Change in unrealized loss on available for sale securities, net of tax and reclassifications	—	—	—	—	2,732	2,732
Total comprehensive income	—	—	9,026	—	1,947	10,973
Balance at December 31, 2000	—	—	108,636	—	(764)	107,872
Comprehensive income:						
Net income	—	—	13,042	—	—	13,042
Change in unrealized loss on available for sale securities, net of tax and reclassifications	—	—	—	—	841	841
Total comprehensive income	—	—	13,042	—	841	13,883
Balance at December 31, 2001	—	—	121,678	—	77	121,755
Proceeds of stock conversion, net	203	197,919	—	—	—	198,122
Acquisition of Bank's equity upon stock conversion	—	134,626	(134,626)	—	—	—
Contribution of stock to TierOne Charitable Foundation	5	4,995	—	—	—	5,000
Issuance of stock to Employee Stock Ownership Plan	18	18,042	—	(18,060)	—	—
Common stock allocated to employees in Employee Stock Ownership Plan	—	159	—	376	—	535
Comprehensive income:						
Net income	—	—	14,966	—	—	14,966
Additional minimum pension liability, net of tax	—	—	—	—	(156)	(156)
Change in unrealized gain on available for sale securities, net of tax and reclassifications	—	—	—	—	(326)	(326)
Total comprehensive income	—	—	14,966	—	(482)	14,484
Balance at December 31, 2002	$226	$355,741	$ 2,018	$(17,684)	$ (405)	$339,896

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 2002, 2001, and 2000

(Dollars in thousands)	2002	2001	2000
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 14,966	$ 13,042	$ 9,026
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization of investment and mortgage-backed securities	309	45	80
Depreciation and amortization	2,193	1,870	1,602
Amortization on loans receivable, net	933	121	300
Deferred income tax benefit	(1,332)	(109)	(308)
Provision for loan losses	4,695	3,997	1,273
Proceeds from sales of loans held for sale	569,675	361,100	60,036
Originations and purchases of loans held for sale	(571,454)	(369,670)	(60,942)
Net (gain) loss on sales of:			
Investment securities	—	—	(72)
Loans held for sale	(4,090)	(2,091)	(763)
Real estate owned	3	(1)	(83)
Premises and equipment	(207)	251	5
Contribution of stock to TierOne Charitable Foundation	5,000	—	—
Changes in certain assets and liabilities:			
Accrued interest receivable	(1,250)	69	(938)
Other assets	(5,909)	(4,660)	(1,160)
Accrued interest payable	(1,922)	(2,871)	1,652
Accrued expenses and other liabilities	(2,267)	13,927	(749)
Net cash provided by operating activities	9,343	15,020	8,959
Cash flows from investing activities:			
Purchase of investment securities:			
Held to maturity	(28)	(38)	(13)
Available for sale	(82,658)	(87,808)	—
Proceeds from maturities of investment securities available for sale	76,259	116,750	1,250
Proceeds from sale of investment securities available for sale	—	—	61,817
Proceeds from principal repayments of investment securities	35,576	34,822	27,225
Increase in loans receivable	(383,526)	(259,766)	(140,628)
Sale of Federal Home Loan Bank stock	4,713	5,138	2,113
Purchase of Federal Home Loan Bank stock	(11,336)	(4,814)	(6,578)
Additions to premises and equipment	(11,270)	(2,744)	(4,351)
Proceeds from sale of premises and equipment	675	8	23
Proceeds from sale of real estate owned	1,156	1,494	1,143
Net cash used in investing activities	(370,439)	(196,958)	(57,999)

(Continued)

(Dollars in thousands)	2002	2001	2000
Cash flows from financing activities:			
Net increase in deposits	$ 32,638	$ 48,406	$ 41,848
Net increase in advances from borrowers for taxes, insurance and other escrow funds	13,918	6,328	355
Proceeds from Federal Home Loan Bank long-term advances and other borrowings	135,000	86,600	70,000
Repayment of Federal Home Loan Bank advances	(6,633)	(34)	(35,033)
Net advances (repayment) on Federal Home Loan Bank line of credit and short-term advances	(13,353)	44,300	(33,000)
Proceeds of stock conversion, net	198,122	—	—
Net cash provided by financing activities	359,692	185,600	44,170
Net increase (decrease) in cash and cash equivalents	(1,404)	3,662	(4,870)
Cash and cash equivalents at beginning of year	34,441	30,779	35,649
Cash and cash equivalents at end of year	$ 33,037	$ 34,441	$ 30,779
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 46,143	$ 60,055	$ 63,887
Income taxes, net of refunds	10,000	6,942	5,470
Noncash investing activities:			
Transfers from loans to real estate owned and other assets through foreclosure	$ 2,922	$ 945	$ 1,524

The Company transferred, on July 1, 2000, certain investment securities with fair values of approximately $75,000,000 from the held to maturity portfolio to the available for sale portfolio.

Noncash financing activities:

During 2002, the Company issued 1,806,006 shares of common stock to the Employee Stock Option Plan (ESOP) and recorded a note receivable from the ESOP. The note receivable is shown as unallocated common stock held by the ESOP in the consolidated balance sheet.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

TierOne Corporation (Company) is a Wisconsin corporation, incorporated in 2002 for the purpose of becoming the holding company for TierOne Bank, a Federal savings bank (Bank). On October 1, 2002, TierOne Bank converted from mutual to stock form of ownership. On the same date, the Company acquired all of the issued and outstanding capital stock of TierOne Bank with a portion of the proceeds from the Company's initial public offering.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, TierOne Bank, and the Bank's wholly owned subsidiary, TMS Corporation of the Americas (TMS). TMS is the holding company of TierOne Investments and Insurance, Inc., a company that administers the sale of insurance and securities products, and TierOne Reinsurance Company, which reinsures credit life and disability insurance policies.

Investment Securities

The Company classifies its investment securities portfolio between those securities the Company intends to hold to maturity and those securities available for sale.

Securities classified as held to maturity are those securities which the Company has the ability and positive intent to hold to maturity regardless of changes in market condition, liquidity needs, or changes in general economic conditions. These securities are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity using the interest method.

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other factors. These securities are carried at fair value, with unrealized gains or losses reported as increases or decreases in cumulative other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Unrealized losses for securities classified as held to maturity and available for sale judged to be other than temporary are charged to operations.

Accounting for Derivatives and Hedging Activities

Effective July 1, 2000, which was previously the beginning of the Company's fiscal year, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133.* This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, or (b) a hedge of the exposure to variable cash flows of a forecasted transaction. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of SFAS Nos. 133 and 138 had no effect on the consolidated financial statements other than as disclosed in the following paragraph.

In accordance with its adoption of SFAS No. 133, on July 1, 2000, the Company elected to make a one-time transfer of certain investment securities from the held to maturity portfolio to the available for sale portfolio. The Company transferred investment securities with a market value of approximately $75,000,000 which resulted in recording gross unrealized losses of approximately $1,200,000, a deferred tax asset of approximately $415,000, and cumulative other comprehensive loss as a component of shareholders' equity of $785,000. The Company had no significant derivative instruments at December 31, 2002 and 2001.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, unearned discounts and premiums, and net deferred loan origination fees. Interest on loans is credited to income as earned. Interest is not accrued on loans contractually delinquent three months or more. Premiums or discounts on purchased loans, loans acquired through merger, and property loans are amortized into income over the life of the loan using the interest method. Loan origination fees received in excess of certain direct origination costs are deferred and amortized into income over the contractual life of the loan using the interest method or recognized when the loan is sold.

Loans Held for Sale

Upon origination or purchase, the Company's management designates certain loans receivable as held for sale as management does not intend to hold such loans through maturity. Loans held for sale consist of one-to-four family residential real estate loans and are carried at the lower of cost or market value, determined on an individual loan basis. Gains or losses on such loans are recognized utilizing the specific identification method.

Provision and Allowance for Loan Losses

A provision for loan losses is charged to income when it is determined by management to be required based on its analysis. The allowance is maintained at a level to cover all known and inherent losses in the loan portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews the loan portfolio no less frequently than quarterly in order to identify those inherent losses and to assess the overall collection probability of the portfolio. Management's review includes a quantitative analysis by loan category, using historical loss experience, classifying loans pursuant to a grading system and consideration of a series of qualitative loss factors. The evaluation process includes, among other things, an analysis of delinquency trends, nonperforming loan trends, the level of charge-offs and recoveries, prior loss experience, the type, size and geographic concentration of loans, the value of collateral securing the loan, the number of loans requiring heightened management oversight, prevailing local and national economic conditions and loan loss data of comparable institutions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

The allowance for loan losses is maintained at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. The allowance for loan losses consists of two elements. The first element is an allocated allowance established for specific loans identified by the Company's credit review function that are evaluated individually for impairment and are considered to be impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured by (i) the fair value of the collateral if the loan is collateral dependent, (ii) the present value of expected future cash flows, or (iii) the loan's obtainable market price. The second element is an estimated allowance established for losses which are probable and reasonable to estimate on each of the Company's categories of outstanding loans. While management uses available information to recognize probable losses on loans inherent in the portfolio, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

Additionally, accrual of interest and amortization of deferred loan fees on problem loans are excluded from income when, in the opinion of management, such suspension is warranted. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Intangible Assets

On January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets,* which requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company has no goodwill or other intangible assets with indefinite useful lives in its financial statements.

Mortgage Servicing Rights

The right to service loans for others are obtained by the sale of loans sold servicing retained or by direct purchase of such rights. Servicing assets are recognized as separate assets when rights are acquired through purchase, or through the sale of loans classified as held for sale. Capitalized mortgage servicing rights are reported in other assets and are amortized to other income in proportion to, and over the period of, the estimated future net servicing income for the underlying financial assets. These assets are evaluated for impairment based upon the fair value of the rights as compared to amortized costs. Impairment is determined by stratifying rights by predominant characteristics, including interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum. The amortization expense and valuation adjustment is recorded as a reduction of fees and service charges in the accompanying consolidated statements of income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. The Company has not had any significant transactions, arrangements or other relationships with any special purpose entities.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Real Estate Owned

Real estate acquired through foreclosure is considered to be held for sale. It is initially recorded at estimated fair value (carrying value). Subsequent to foreclosure, these assets are carried at the lower of carrying value or fair value, less selling costs. Changes in the valuation allowances for unrealized gains and losses and income and operating expenses are included in other income of the current period.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The Company's general policy is to capitalize asset purchases which exceed a certain monetary threshold and whose useful lives exceed one year. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Improvements to buildings are depreciated over their useful lives not to exceed the remaining useful life of the related building. Leasehold improvements are amortized over the lesser of their useful lives or the related lease period.

Income Taxes

The Company files a consolidated Federal income tax return on a calendar-year basis. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per common share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Employee Stock Ownership Plan (ESOP) shares not committed to be released are not considered to be outstanding. The basic EPS calculation excludes the dilutive effect of all common stock equivalents. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company had no potentially dilutive common shares at December 31, 2002. Earnings per share are only computed for the quarter ended December 31, 2002 as no shares were outstanding before that period.

Comprehensive Income

Comprehensive income consists of net income, net unrealized gains (losses) on securities and an additional minimum pension liability (in 2002) and is reported, net of tax, in the consolidated statements of changes in shareholders' equity and comprehensive income. Increases (decreases) in other comprehensive income are net of related income taxes (benefit) of ($260,000), $435,000, and $1,003,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Reclassification adjustments for realized gross losses included in income, were ($10,000), ($266,000), and ($1,331,000), net of tax benefit of $3,000, $93,000, and $455,000, respectively for the years ended December 31, 2002, 2001, and 2000, respectively.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand, federal funds sold, and due from banks.

Reclassifications

Certain prior years amounts have been reclassified to conform to the 2002 presentation.

(2) Industry Segment Information

The Company's activities are considered to be a single industry segment for financial reporting purposes. The Company is engaged in the business of commercial and retail banking, investment management, and insurance with operations conducted through its main office and branches located throughout Nebraska, southwest Iowa, and northern Kansas. Substantially all income is derived from a diverse base of commercial, mortgage and retail lending activities and investments.

(3) Stock Conversion

On October 1, 2002, the Company completed the mutual to stock conversion (Conversion) of TierOne Bank, and the concurrent issuance in connection therewith of 22,575,075 shares of company common stock, par value $0.01 per share, at $10.00 per share resulting in net proceeds of $198,122,000. As an integral part of the Conversion and in furtherance of the Company's commitment to the communities that it serves, the Company established a charitable foundation known as the TierOne Charitable Foundation (Foundation) and contributed 500,000 shares of common stock to the Foundation on October 1, 2002. The Foundation will provide funding to support charitable causes and community development activities which will complement the Company's existing community activities. In addition, the Company established an Employee Stock Ownership Plan (ESOP) for the employees of the Company and the Bank which became effective upon the completion of the Conversion. See note 14 for additional discussion of the ESOP.

In connection with the Conversion, TierOne Bank established a liquidation account in an amount equal to its net worth as of March 31, 2002 (the eligibility record date). The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their deposit accounts after the Conversion. The liquidation account will be reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's or a supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder and supplemental eligible account holder will be entitled to receive balances for accounts then held.

(4) Investment and Mortgage-Backed Securities

The amortized cost, gross unrealized gains and losses, and fair value of investment and mortgage-backed securities by major security category at December 31, 2002 and 2001 are as follows:

	December 31, 2002			
	Amortized	Gross unrealized		Fair
(Dollars in thousands)	cost	Gains	Losses	value
Held to maturity:				
Municipal obligations	$ 157	$ —	$ —	$ 157
Available for sale:				
U.S. Government agency obligations	2,000	—	—	2,000
Corporate securities	23,418	16	888	22,546
Mutual funds	6,000	—	—	6,000
	$31,418	$ 16	$888	$30,546
Mortgage-backed securities:				
FHLMC	552	9	—	561
FNMA	13,051	243	—	13,294
GNMA	12,786	125	—	12,911
Private CMO's	3,492	111	—	3,603
	$29,881	$488	$ —	$30,369

	December 31, 2001			
	Amortized	Gross unrealized		Fair
(Dollars in thousands)	cost	Gains	Losses	value
Held to maturity:				
Municipal obligations	$ 221	$ —	$ —	$ 221
Available for sale:				
U.S. Government agency obligations	26,691	—	—	26,691
Corporate securities	12,214	—	381	11,833
Mutual funds	6,000	—	—	6,000
	$44,905	$ —	381	44,524
Mortgage-backed securities:				
FHLMC	828	15	—	843
FNMA	29,669	280	—	29,949
GNMA	4,608	142	—	4,750
FHLMC/FNMA CMO's	3,101	—	20	3,081
Private CMO's	7,582	91	9	7,664
	$45,788	$528	$ 29	$46,287

The amortized cost and estimated fair value of investment securities, excluding mutual funds and mortgage-backed securities, at December 31, 2002, by contractual maturity, are shown on the following page. Expected maturities will differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	December 31, 2002			
	Held to maturity		Available for sale	
	Amortized cost	Fair value	Amortized cost	Fair value
Within 1 year	$ —	—	$ 9,916	$ 9,922
Over 1 year through 5 years	—	—	6,990	7,000
After 5 years through 10 years	157	157	—	—
Over 10 years	—	—	8,512	7,624
	$157	$157	$25,418	$24,546

There were no sales of investment securities held as available for sale during the years ended December 31, 2002 and 2001. Proceeds from the sale of investment securities held as available for sale were approximately $61,817,000 for the year ended December 31, 2000, resulting in gross realized gains of approximately $269,000 and gross realized losses of approximately $197,000.

There were no sales of held to maturity investment securities during the three years ended December 31, 2002.

At December 31, 2002 and 2001, investment and mortgage-backed securities with fair values of approximately $7,074,000 and $7,213,000, respectively, were pledged to secure public deposits.

(5) Loans Receivable

Loans receivable at December 31, 2002 and 2001 are summarized below:

(Dollars in thousands)	December 31 2002	2001
One-to-four family	$ 573,209	$ 502,502
Commercial real estate and land	398,076	258,277
Multi-family	79,953	74,209
Residential construction	156,322	113,300
Commercial construction	143,020	95,614
Warehouse mortgage lines of credit	236,492	224,067
Commercial business loans	33,375	12,193
Consumer and property improvement loans	290,242	236,825
	1,910,689	1,516,987
Less:		
Allowance for loan losses	(17,108)	(13,464)
Deferred loan fees	(516)	(520)
Unearned premiums and discounts	4,688	558
Discounts on loans acquired through merger	(174)	(270)
Undisbursed portion of loans in process	(123,331)	(109,852)
Loans held for sale	(8,504)	(14,373)
	$1,765,744	$1,379,066

At December 31, 2002 and 2001, approximately 60.4% and 51.2%, respectively, of the loans receivable were secured by properties or made to individuals located outside the Company's primary market area.

The activity in the allowance for loan losses is summarized below:

(Dollars in thousands)	Year ended December 31 2002	2001	2000
Balance at beginning of year	$13,464	$ 9,947	$8,860
Provision for loan losses	4,695	3,997	1,273
Losses charged off	(1,154)	(496)	(198)
Recoveries	103	16	12
Balance at end of year	$17,108	$13,464	$9,947

Total nonaccrual and restructured loans aggregated approximately $5,698,000 and $2,010,000 at December 31, 2002 and 2001, respectively. There were no material commitments to lend additional funds to these customers at December 31, 2002 and 2001. Interest income recognized on nonaccrual and restructured loans totaled $35,000, $174,000, and $14,000 for the periods ended December 31, 2002, 2001, and 2000, respectively.

Impaired loans, which are included in the balances for nonaccrual and restructured loans, totaled $4,003,000 (includes one $3.8 million commercial real estate property loan) and $345,000 at December 31, 2002 and 2001, respectively. There was an allowance for loan loss of $535,000 specifically allocated to these loans at December 31, 2002 (none at December 31, 2001). Average balances of impaired loans for the periods ended December 31, 2002, 2001, and 2000 totaled $560,000, $718,000, and $813,000, respectively. The interest income not recognized on impaired loans was approximately $147,000, $74,000, and $131,000 in 2002, 2001, and 2000, respectively.

The Company serviced loans for others amounting to approximately $730,135,000 and $406,424,000 at December 31, 2002 and 2001, respectively. Loans serviced for others are not included in the accompanying consolidated balance sheets. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of approximately $8,295,000 and $4,397,000 at December 31, 2002 and 2001, respectively.

Loans serviced for others include approximately $294,649,000 and $188,495,000 of unpaid principal balances of residential real estate loans at December 31, 2002 and 2001, respectively, for which the Company has maintained a limited amount of recourse obligation. The maximum total recourse liability for these loans is contractually limited to approximately $5,911,000 and $5,030,000 at December 31, 2002 and 2001, respectively. The Bank has established a reserve for this liability, which is based on historical loss experience of the Bank's loan portfolio, in the amount of approximately $389,000 and $259,000 at December 31, 2002 and 2001, respectively. This reserve is included in accrued expenses and other liabilities.

(6) Mortgage Servicing Rights

The balance of capitalized mortgage servicing rights, net of valuation allowances, included in other assets at December 31, 2002 and 2001, was $6,290,000 and $4,577,000, respectively. The fair values of these rights were approximately $6,290,000 and $5,069,000, respectively, at such dates. The following are the key assumptions used in measuring the fair values of capitalized mortgage servicing rights and the sensitivity of the fair values to changes in those assumptions:

	December 31	
(Dollars in thousands)	2002	2001
Fair value	$6,290	$5,069
Prepayment speed	9.20%–74.00%	8.70%–37.80%
Weighted average prepayment speed	29.90%	14.04%
Fair value with 10% adverse change	$5,894	$4,989
Fair value with 20% adverse change	5,545	4,910
Discount rate	9.00%–15.00%	10.50%–15.00%
Fair value with 10% adverse change	$6,143	$4,906
Fair value with 20% adverse change	6,004	4,754

The sensitivity of the fair values is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the tables, the effect of a variation in a particular assumption on the fair value of the capitalized mortgage servicing rights is calculated without changing any other assumption. In reality, changes in one assumption may result in changes in another which might magnify or counteract the sensitivities.

The following table summarizes activity in capitalized mortgage servicing rights, including amortization expense:

	Year ended December 31		
(Dollars in thousands)	2002	2001	2000
Balance at beginning of period	$ 4,577	$ 1,101	$ 656
Mortgage servicing rights capitalized	6,302	4,830	734
Amortization expense	(2,619)	(1,004)	(289)
Valuation adjustment	(1,970)	(350)	—
Balance at end of period	$ 6,290	$ 4,577	$1,101

The estimated future amortization expense for capitalized mortgage servicing rights for each of the years ending December 31, 2003 through 2007 is approximately $1,318,000, $1,387,000, $1,028,000, $706,000 and $531,000, respectively. The projections of amortization expense are based on existing asset balances and the existing interest rate environment as of December 31, 2002. What the Company actually experiences in amortization expense in any given period may be significantly different depending upon changes in mortgage interest rates and market conditions.

The Company periodically evaluates its capitalized mortgage servicing rights for impairment. There was a valuation allowance established for capitalized mortgage servicing rights of $2,320,000 and $350,000 at December 31, 2002 and 2001, respectively. The amortization expense and valuation adjustment is recorded as a reduction of fees and service charges in the accompanying consolidated statements of income.

(7) Accrued Interest Receivable

Accrued interest receivable at December 31, 2002 and 2001 is summarized below:

	December 31	
(Dollars in thousands)	2002	2001
Loans receivable	$8,799	$6,991
Investment securities	285	843
	$9,084	$7,834

(8) Restricted Stock in Federal Home Loan Bank

The Company is a member of the Federal Home Loan Bank (FHLB) system. As a member, the Company is required to purchase and hold stock in the FHLB of Topeka. The investment in FHLB stock is carried at cost, which represents redemption value. The Company was required to hold approximately $21,459,000 and $14,836,000 of FHLB stock at December 31, 2002 and 2001, respectively. The investment in FHLB stock is pledged as collateral for advances from FHLB.

(9) Real Estate Owned

Real estate owned at December 31, 2002 and 2001 aggregating $1,939,000 and $40,000, respectively, is recorded net of a valuation allowance of $7,000 and $0, respectively. At December 31, 2002, one property in the approximate amount of $1.4 million is subject to confirmation of the trustee sale by a bankruptcy court. Real estate owned amounts are included in other assets in the consolidated balance sheets.

(10) Premises and Equipment

Premises and equipment at December 31, 2002 and 2001 are summarized below:

	December 31		Estimated useful lives
(Dollars in thousands)	2002	2001	
Land	$ 4,269	$ 3,827	—
Buildings	26,898	18,154	15–50 years
Leasehold improvements	1,772	1,838	15 years
Furniture, fixtures, and equipment	6,191	7,547	5–10 years
Computer equipment	3,004	2,860	5 years
Vehicles	285	317	3 years
	42,419	34,543	
Less accumulated depreciation and amortization	(15,609)	(16,342)	
	$ 26,810	18,201	

(11) Deposits

Deposits at December 31, 2002 and 2001 are summarized below:

	December 31			
	2002		2001	
(Dollars in thousands)	Weighted average rates	Amount	Weighted average rates	Amount
Noninterest-bearing checking	0.00%	$ 35,793	0.00%	$ 24,454
Passbook	0.80	15,855	1.29	12,988
Interest-bearing checking	1.21	290,237	1.85	227,473
Money market	1.48	270,275	2.09	295,991
		$ 612,160		$ 560,906
		54.23%		51.17%
Certificate accounts:				
1.00% to 2.99%		$ 150,715		$ 32,156
3.00% to 4.99%		256,812		304,703
5.00% to 6.99%		109,185		197,923
7.00% and over		8		554
	3.65%	516,720	4.42%	535,336
		45.77%		48.83%
	2.35%	$1,128,880	3.12%	$1,096,242
		100.00%		100.00%

At December 31, 2002, scheduled maturities of certificate accounts are shown below:

(Dollars in thousands)	Amount	Percent
2003	$336,879	65.20%
2004	60,317	11.67
2005	23,417	4.53
2006	78,383	15.17
2007	17,337	3.36
Thereafter	387	0.07
	$516,720	100.00%

At December 31, 2002 and 2001, certificate accounts over $100,000 approximated $40,669,000 and $33,212,000, respectively. The deposits of the Company are insured up to $100,000 by the Federal Deposit Insurance Corporation and are backed by the full faith and credit of the U.S. Government.

Interest expense, by each category of deposits, for the years ended December 31, 2002, 2001, and 2000 is as follows:

(Dollars in thousands)	2002	2001	2000
Passbook	$ 179	$ 171	$ 189
Interest-bearing checking	4,619	4,750	2,512
Money market	5,533	10,551	15,450
Certificate	20,759	31,685	32,162
	$31,090	$47,157	$50,313

(12) Advances from Federal Home Loan Bank and Other Borrowings

At December 31, 2002 and 2001, the Company was indebted on notes as shown below:

(Dollars in thousands)	Original maturity	Interest rate range	December 31 2002	December 31 2001
Permanent fixed-rate notes payable to the FHLB:	2003	5.09–5.20%	$ 20,000	$ 20,000
	2009	6.83	382	415
Convertible fixed-rate notes payable to the FHLB:	2005	5.81	25,000	25,000
	2007	1.64	25,000	—
	2009	5.45–5.55	75,000	75,000
	2010	5.06–5.36	40,000	40,000
	2011	3.96–4.32	60,000	60,000
	2012	2.86–3.30	100,000	—
Line of credit with the FHLB	2003	1.47	62,700	76,300
Adjustable-rate note payable to FHLB	2005	1.40	10,000	—
Permanent fixed-rate note payable to Fannie Mae	2003	5.77	—	6,600
Retail repurchase agreement	2003	1.64	247	—
			$418,329	$303,315
	Weighted average interest rate		3.81%	4.30%

The convertible fixed-rate notes are convertible to adjustable-rate notes at the option of the FHLB, with call dates ranging from March 2003 to December 2007. The line of credit with the FHLB expires in November 2003.

Pursuant to blanket collateral agreements with the FHLB, such advances are secured by the Company's qualifying first mortgage, multi-family, commercial real estate, second mortgage and residential construction loans with carrying values totaling approximately $797,000,000 and $485,000,000 at December 31, 2002 and 2001, respectively. Other qualifying collateral can be pledged in the event additional borrowing capacity is required.

The Company's chairman and chief executive officer was a director of the Federal Home Loan Bank of Topeka for several terms of office, most recently ending on December 31, 2001.

(13) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2002, 2001, and 2000 consists of the following components:

(Dollars in thousands)	2002	2001	2000
Federal:			
Current	$ 9,375	$6,954	$4,991
Deferred	(1,280)	(109)	(308)
	8,095	6,845	4,683
State:			
Current	458	416	390
Deferred	(52)	—	—
	406	416	390
	$ 8,501	$7,261	$5,073

The actual income tax expense differs from the "expected" income tax expense (computed by applying the statutory 35% Federal tax rate to income before income tax expense) as shown below:

(Dollars in thousands)	2002	2001	2000
"Expected" income tax expense	$8,213	$7,106	$4,935
Increase (decrease) resulting from:			
State income taxes	264	270	254
Tax-exempt interest income	(11)	(5)	(6)
Other	35	(110)	(110)
Total income tax expense	$8,501	$7,261	$5,073
Effective tax rate	36.23%	35.80%	36.00%

The significant items comprising the Company's net deferred income tax asset as of December 31, 2002 and 2001 are shown below:

	December 31	
(Dollars in thousands)	2002	2001
Deferred tax liabilities:		
Net unrealized gains on securities	$ —	$ 42
Deferred fees on loans	1,671	1,411
Basis in FHLB stock	2,053	2,191
Fixed asset depreciation	687	331
Servicing asset	2,202	1,602
Other	512	258
Deferred tax liabilities	7,125	5,835
Deferred tax assets:		
Charitable contribution	692	—
Net unrealized losses on securities	134	—
Loan fees	572	532
Deferred compensation	1,574	1,432
Allowance for loan losses	5,946	4,505
Discounts on purchased loans	57	88
Pension expense	594	428
Vacation expense	322	296
Other	456	267
Additional minimum pension liability	84	—
Deferred tax assets	10,431	7,548
Net deferred income tax asset	$ 3,306	$1,713

There was no valuation allowance for deferred tax assets considered necessary at December 31, 2002 and 2001. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carryback opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. The net deferred tax asset as of December 31, 2002 and 2001 is included in other assets in the consolidated balance sheets. Income taxes payable as of December 31, 2002 and 2001 were approximately $2,138,000 and $2,299,000, respectively, and are included in accrued expenses and other liabilities in the consolidated balance sheets.

The Bank's retained earnings at December 31, 2002 and 2001 include approximately $7,650,000, for which no Federal income tax liability has been provided. Such amount represents the bad debt reserves for tax purposes, which were accumulated in tax years through the year ended December 31, 1987 (the base year).

These amounts represent allocations of income to bad debt deductions for tax purposes only. Reductions of the remaining allocated retained earnings for purposes other than tax bad debt losses will create taxable income, which will be subject to the then corporate income tax rate.

The Small Business Protection Act (Act), passed by Congress during 1996, requires that savings and loan associations recapture into taxable income bad debt reserves, which were accumulated in taxable years after December 31, 1987, and which exceeded certain guidelines. The Company's recorded deferred tax liability provides for approximately $181,000 and $362,000 of income taxes associated with the recapture of loan loss reserves at December 31, 2002 and 2001, respectively.

(14) Employee Benefit Plans

Retirement Plan

The Company has a qualified, noncontributory defined benefit pension plan covering substantially all full-time employees who are at least 21 years of age and have completed one year of service (at least 1,000 hours). Generally, the plan provides for benefits at normal retirement age of 65, or five years after plan entry date, if later, but employees may elect reduced benefits with early retirement after completion of 10 years of service and reaching age 60. The Company's funding policy is to make contributions to a trust as necessary to provide up to the minimum funding requirements. Information pertaining to the activity in the plan as of December 31, 2002 and 2001, the most recent actuarial studies, is as follows:

	Years ended December 31	
(Dollars in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$16,501	$15,094
Service cost	661	602
Interest cost	1,054	999
Actuarial loss	1,077	223
Benefits paid	(584)	(446)
Curtailment gain	(4,497)	—
Other	—	29
Benefit obligation at end of year	14,212	16,501
Change in plan assets:		
Fair value of plan assets at beginning of year	13,625	15,525
Actual return on plan assets	(852)	(1,454)
Benefits paid	(584)	(446)
Fair value of plan assets at end of year	12,189	13,625
Funded status	(2,024)	(2,876)
Unrecognized net actuarial loss	327	1,808
Unrecognized transition obligation	—	1
Unrecognized prior service cost	—	29
Accrued pension liability	$ (1,697)	$ (1,038)

Effective December 31, 2002, there was a plan curtailment resulting in a freeze of future accrual of benefits under the plan.

At December 31, 2002, the Company recorded an additional liability of $240,000 and an offsetting charge to shareholders' equity of $156,000, net of deferred taxes, for the additional minimum pension liability, as required by SFAS No. 87, *Employers' Accounting for Pensions.*

The components of net periodic pension cost (benefit) charged to expense are as follows:

	Years ended December 31		
(Dollars in thousands)	2002	2001	2000
Service cost	$ 661	$ 602	$ 473
Interest cost	1,054	999	900
Expected return on plan assets	(1,100)	(1,333)	(1,391)
Recognized net actuarial gain	13	—	(155)
Amortization of transition obligation	2	4	4
Amortization of prior service cost	2	—	—
Effect of curtailment	27	—	—
Net periodic pension cost (benefit)	$ 659	$ 272	$ (169)

For the years ended December 31, 2002, 2001, and 2000, actuarial assumptions include an assumed discount rate on benefit obligations of 6.25%, 6.50%, and 6.70%, respectively, an expected long-term rate of return on plan assets of 8.00%, 8.25%, and 8.75%, respectively, and an annual weighted average rate of compensation increase of 5.73%, 5.73%, and 5.69%, respectively. The expected long-term rate of return on plan assets is based upon a long-term interest rate model because the assets of the retirement plan are invested primarily in equity securities.

Savings Plan

The Company sponsors a defined contribution 401(k) profit sharing plan. At December 31, 2002 and 2001, the Bank contributed 80% of each participant's contribution to a maximum of 6% of the participant's eligible salary, as defined by the plan. Plan expenses, net of forfeitures, for the years ended December 31, 2002, 2001, and 2000 were $650,000, $548,000, and $407,000, respectively, and are included in salaries and employee benefits in the accompanying consolidated statements of income. Effective January 1, 2001, the plan was amended to reduce eligibility requirements from one year to six months of service, reduce vesting term from five years to three years and to include commission and overtime in eligible compensation.

Employee Stock Ownership Plan

Concurrent with the conversion from mutual to stock ownership, the Company established an Employee Stock Ownership Plan (ESOP) for the benefit of employees of the Company and the Bank. The ESOP is a qualifying pension plan under Internal Revenue Service guidelines which covers all full-time employees who have completed 1,000 hours of service. Upon formation, the ESOP purchased 1,806,006 shares of common stock issued in the initial public offering with the proceeds of an $18,060,060 loan from the Company.

The Company accounts for its ESOP in accordance with SOP 93-6. Accordingly, expense is recognized based on the fair value (average stock price) of shares scheduled to be released from the ESOP trust. As shares are committed to be released from collateral, the Company reports compensation expense equal to the average market price of the shares, and the shares become outstanding for earnings per share computations. Bank contributions and dividends on the ESOP shares, both allocated and unallocated, will be used to pay down the loan. Accordingly, the Company has recorded the obligation with an offsetting amount of unearned compensation in shareholders' equity in the accompanying December 31, 2002 consolidated balance sheets. Expense related to the ESOP for 2002 was $536,000. At December 31, 2002, the ESOP held 37,625 shares allocated to participants and 1,768,381 unallocated to participants and unearned shares on outstanding debt of $17,778,000. The fair value of the unearned and unallocated shares was approximately $26,809,000 at December 31, 2002.

Deferred Compensation Agreements

The Company has deferred compensation agreements with certain officers and directors. These agreements, which include the Supplemental Executive Retirement Plan, various deferred compensation agreements with officers, and the deferred compensation program for the directors, generally include certain requirements such as continued employment for a specified period, availability for consulting services and agreements not to compete after retirement. These deferred compensation arrangements, which are partially funded, represent only a promise to pay amounts in the future and the assets to fund such promises are subject to the claims of the creditors of the Bank. The expense related to the agreements was approximately $334,000, $427,000, and $314,000 for the years ended December 31, 2002, 2001, and 2000, respectively. The liability, which is included in accrued expenses and other liabilities, is as shown in the table as follows:

	December 31	
(Dollars in thousands)	2002	2001
Deferred compensation agreements—officers	$ 525	$ 460
Deferred compensation agreements—directors	458	420
Supplemental Executive Retirement Plan	1,631	1,446
	$2,614	$2,326

Management Incentive Compensation Plan

The Company has a management incentive compensation plan designed to give officers and key employees, as determined by the board of directors, an incentive for effectively operating the Company. This plan provides for payments equal to a percentage of salaries for meeting certain organizational and individual performance targets. Expense related to this plan totaled approximately $1,350,000, $1,135,000, and $505,000 for the years ended December 31, 2002, 2001, and 2000, respectively. The liability for this plan is included in accrued expenses and other liabilities.

(15) Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the Office of Thrift Supervision (OTS), requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3%, and total risk-based capital (as defined) of 8%. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002 and 2001, the most recent notifications from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain tangible capital, core (leverage) capital, and total (risk-based) capital ratios as set forth in the table shown below. There are no conditions or events since the notification that management believes have changed the Bank's category. The actual capital amounts and ratios as of December 31, 2002 and 2001 are also presented in the table below.

	Actual		For capital adequacy purposes		To be well-capitalized under prompt corrective action provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$254,535	15.7%	$130,125	8.0%	$162,656	10.0%
Tier 1 capital (to adjusted tangible assets)	237,427	12.2	77,725	4.0	97,157	5.0
Tangible capital (to tangible assets)	237,427	12.2	29,147	1.5	N/A	N/A
Tier 1 capital (to risk-weighted assets)	237,427	14.6	65,063	4.0	97,594	6.0
As of December 31, 2001:						
Total capital (to risk-weighted assets)	$133,689	11.0%	$ 97,386	8.0%	$121,733	10.0%
Tier 1 capital (to adjusted tangible assets)	120,225	7.7	62,762	4.0	78,453	5.0
Tangible capital (to tangible assets)	120,225	7.7	23,536	1.5	N/A	N/A
Tier 1 capital (to risk-weighted assets)	120,225	9.9	48,693	4.0	73,040	6.0

Management believes that with respect to the current regulations, the Bank will continue to meet its minimum capital requirements for the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meets its future minimum capital requirements. The tables below show a reconciliation between the Bank's capital calculated in accordance with accounting principles generally accepted in the United States of America (GAAP) and consolidated Bank regulatory capital amounts as presented in the previous table.

	December 31, 2002		
(Dollars in thousands)	Tangible capital	Core capital	Total capital
Bank GAAP capital	$238,853	$238,853	$238,853
Plus:			
General loan valuation allowance for loan losses	—	—	17,108
Net unrealized loss on available for sale securities	249	249	249
Less:			
Investment in subsidiaries	1,047	1,047	1,047
Disallowed mortgage servicing asset	628	628	628
Bank regulatory capital	$237,427	$237,427	$254,535

(Dollars in thousands)	December 31, 2001 Tangible capital	Core capital	Total capital
Bank GAAP capital	$121,755	$121,755	$121,755
Plus:			
General loan valuation allowance for loan losses	—	—	13,464
Less:			
Net unrealized gain on available for sale securities	77	77	77
Investment in subsidiaries	1,025	1,025	1,025
Disallowed mortgaging servicing asset	428	428	428
Bank regulatory capital	$120,225	$120,225	$133,689

(16) Lease Commitments

At December 31, 2002, 2001, and 2000, the Company was obligated under noncancelable operating leases for office space and equipment. Certain leases contain escalation clauses providing for increased rentals based primarily on increases in real estate taxes or in the average consumer price index. Net rent expense under operating leases, included in occupancy expense, was approximately $607,000, $786,000, and $669,000, for the years ended December 31, 2002, 2001, and 2000, respectively.

The approximate future minimum rental payments projected under the remaining terms of the leases are as follows for the years ending December 31:

(Dollars in thousands)	
2003	$ 584
2004	401
2005	229
2006	159
2007	139
Thereafter	917
	$2,429

(17) Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosure for financial instruments.

General Assumptions

The Company assumes the book value of short-term financial instruments, defined as any items that mature or reprice within six months or less, approximate their fair value. Short-term financial instruments consist of cash and due from banks, federal funds sold, accrued interest receivable, advances from borrowers for taxes and insurance, and accrued interest payable.

Investment and Mortgage-Backed Securities

For investment and mortgage-backed securities, fair value equals quoted market price, if available, or quotations received from securities dealers. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities, adjusted for differences between the quoted securities and the securities being valued.

Investment in FHLB Stock, Advances from FHLB and Other Borrowings

The fair value of FHLB stock is equivalent to its carrying amount due to it only being redeemable at par value with the FHLB. The fair value of advances from the FHLB and other borrowings is the estimated market value of similar advances with comparable maturities at interest rates currently offered by the FHLB.

Loans Receivable

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, business, mortgage and real estate, consumer, and other. Each loan category is further segmented into fixed-rate, and adjustable-rate interest terms and by performing and non-performing categories.

The fair value of performing loans is estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The allowance for loan losses, as recorded in these consolidated financial statements, is considered by management to include a reasonable estimation of the credit and market risk associated with non-performing loans.

Deposits

The fair value of noninterest-bearing checking, passbook, interest-bearing checking, and money market accounts is the amount payable on demand. The fair value of fixed maturity certificate accounts is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Originate Loans

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are presented below. Since the fair value of commitments to originate loans approximates carrying value, these disclosures are not included in the table.

	December 31			
	2002		2001	
(Dollars in thousands)	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	$ 33,037	$ 33,037	$ 24,141	$ 24,141
Federal funds sold	—	—	10,300	10,300
Investment securities	30,703	30,703	44,745	44,745
Mortgage-backed securities	30,369	30,369	46,287	46,287
Loans receivable, net	1,765,744	1,808,929	1,379,066	1,403,665
Loans held for sale	8,504	8,504	14,373	14,373
Accrued interest receivable	9,084	9,084	7,834	7,834
FHLB stock	21,459	21,459	14,836	14,836
Financial liabilities:				
Deposits	1,128,880	1,143,363	1,096,242	1,106,040
Advances from FHLB and other borrowings	418,329	443,668	303,315	313,943
Advances from borrowers for taxes, insurance and other escrow funds	29,453	29,453	15,535	15,535
Accrued interest payable	6,812	6,812	8,734	8,734

Limitations

The fair value of a financial instrument is the current amount that would be exchanged between willing parities, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures About Fair Value of Financial Instruments* excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

(18) Commitments, Contingencies, and Financial Instruments with Off-Balance Sheet Risk

The consolidated financial statements do not reflect various commitments, contingencies, and financial instruments with off-balance sheet risk, which arise in the normal course of business. These commitments, contingencies, and financial instruments, which represent credit risk, interest rate risk, and liquidity risk, consist of commitments to extend credit, unsecured lending, and litigation arising in the normal course of business.

At December 31, 2002 and 2001, the Company had commitments to originate fixed-rate loans of approximately $76,852,000 and $61,617,000, respectively, and adjustable-rate loans of approximately $30,455,000 and $16,123,000, respectively. Commitments, which are disbursed subject to certain limitations, extend over periods of time with the majority of executed commitments disbursed within a 12-month period. Fixed-rate commitments carried interest rates ranging from 4.25% to 14.37% and 5.38% to 12.50% at December 31, 2002 and 2001, respectively.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The same credit policies are used in granting lines of credit as for on-balance sheet instruments. At December 31, 2002 and 2001, the Company had commitments to lend to customers' unused consumer lines of credit of approximately $75,508,000 and $52,093,000, respectively. In addition, at December 31, 2002 and 2001, the Company had commitments to lend to customers pursuant to unused commercial lines of credit of approximately $18,840,000 and $1,921,000, respectively.

At December 31, 2002 and 2001, outstanding commitments to purchase mortgage loans aggregated approximately $95,492,000 and $36,699,000, respectively, and commitments to sell mortgage loans aggregated approximately $115,574,000 and $35,199,000, respectively. These commitments to sell extend over varying periods of time with the majority being settled within a 60-day period.

The Company has employment agreements with two key executives. The employment agreements provide for annual base salaries, participation in retirement and executive benefit plans, and other fringe benefits applicable to executive personnel. These employment agreements provide for three-year terms and are extended daily thereafter.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's consolidated financial position or consolidated results of operations.

(19) Concentration of Credit Risk

At December 31, 2002 and 2001, the Company had commercial real estate and construction loans and certain residential construction loans which are considered by management to be of greater risk of collectibility. These loans totaled approximately $471,846,000 and $293,892,000 at December 31, 2002 and 2001, respectively.

(20) Condensed Parent Company Financial Statements

The following represents the condensed balance sheet as of December 31, 2002 and condensed statements of income and cash flows for the period then ended for TierOne Corporation, the parent company.

Balance Sheet
(Parent Company Only)
December 31, 2002
(Dollars in thousands)

Assets	
Cash in bank	$ 5
Investment in subsidiary bank	238,853
Note receivable from subsidiary bank	98,334
Deferred tax asset	692
Tax benefit receivable	983
Accrued interest receivable	106
Prepaid expenses and other assets	974
Total assets	$339,947
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued taxes and other liabilities	$ 51
Shareholders' equity:	
Common stock	226
Additional paid-in capital	355,741
Retained earnings, substantially restricted	2,018
Unallocated common stock held by the Employee Stock Ownership Plan	(17,684)
Accumulated other comprehensive loss, net of tax	(405)
Total shareholders' equity	339,896
Total liabilities and shareholders' equity	$339,947

Statement of Income
(Parent Company Only)
Period ended December 31, 2002
(Dollars in thousands)

Interest income	$ 362
Contributions to TierOne Charitable Foundation	(5,015)
Other expense	(15)
Net loss before income tax benefit and equity in earnings of subsidiary bank	(4,668)
Income tax benefit	1,650
Net loss before equity in earnings of subsidiary bank	(3,018)
Equity in earnings of subsidiary bank	5,036
Net income	$ 2,018

Statement of Cash Flows
(Parent Company Only)
Period ended December 31, 2002
(Dollars in thousands)

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 2,018
Adjustments to reconcile net income to net cash used in operating activities:	
Equity in earnings of subsidiary bank	(5,036)
Contribution of stock to TierOne Charitable Foundation	5,000
Increase in deferred income taxes	(692)
Changes in certain assets and liabilities:	
Tax benefits receivable	(983)
Accrued interest receivable	(106)
Other assets	(974)
Accrued expenses and other liabilities	51
Net cash used in operating activities	(722)
Cash from investing activities:	
Investment in subsidiary bank	(99,061)
Loan to subsidiary bank	(98,334)
Net cash used in investing activities	(197,395)
Cash flows from financing activities, net proceeds from common stock offering	198,122
Net increase in cash in bank	5
Cash in bank at beginning of period	—
Cash in bank at end of period	$ 5

Noncash financing activities:

During 2002, the Company issued 1,806,006 shares of common stock to the Employee Stock Ownership Plan (ESOP) and recorded a note receivable from the ESOP. The note receivable is shown as unallocated common stock held by the ESOP in the balance sheet.

(21) Quarterly Financial Information (Unaudited)

(Dollars in thousands except earnings per share data)	Year ended December 31, 2002			
	First	Second	Third	Fourth
Total interest income	$24,585	$25,456	$26,542	$28,358
Net interest income	13,506	14,489	15,278	17,447
Provision for loan losses	564	643	1,262	2,226
Net income	4,135	4,403	4,410	2,018
Basic and diluted earnings per share	N/A	N/A	N/A	.10

Earnings per share are only presented for the fourth quarter of 2002, as no capital stock was issued prior to October 1, 2002.

Independent Auditors' Report

The Board of Directors
TierOne Corporation:

We have audited the accompanying consolidated balance sheets of TierOne Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TierOne Corporation and subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2003
Lincoln, Nebraska

TierOne CORPORATION

DIRECTORS & OFFICERS

TierOne Corporation

Board of Directors

Gilbert G. Lundstrom
Chairman and Chief Executive Officer

James A. Laphen
President and Chief Operating Officer

Dr. Campbell R. McConnell[1,2]
Professor Emeritus of the Economics Department, University of Nebraska-Lincoln

Joyce Person Pocras[1,2]
CPA (inactive) and Retired Internal Auditor, First Federal Lincoln Bank

LaVern F. Roschewski
Retired President/CEO, First Federal Lincoln Bank

Ann Lindley Spence[1,2]
Retired President, Spence Title Services, Inc.

(1) Audit Committee
(2) TierOne Bank Compensation Committee

TierOne Bank

Executive Officers

Gilbert G. Lundstrom*
Chairman and Chief Executive Officer

James A. Laphen*
President and Chief Operating Officer

Gale R. Furnas
Executive Vice President
Director of Lending

Roger R. Ludemann
Executive Vice President
Director of Retail Banking

Larry L. Pfeil
Executive Vice President
Director of Administration

Eugene B. Witkowicz*
Executive Vice President
Chief Financial Officer and Corporate Secretary

*Also an Officer of TierOne Corporation

TierOne Bank

Senior Vice Presidents

Craig E. Champion
Deposit Services Manager

David L. Hartman
Assistant Director of Lending

Paula J. Luther
Human Resources Officer

James R. McLaughlin
Controller

Edward J. Swotek
Strategic Planning Officer

Delmar E. Williams
Chief Credit Officer

Patricia A. Young
Marketing Officer

SHAREHOLDER INFORMATION

Corporate Headquarters

1235 "N" Street
Lincoln, NE 68508
(402) 475-0521
(402) 435-0427 (Fax)
www.tieronebank.com

Annual Meeting of Shareholders

The Company's Annual Meeting of Shareholders will be held at 10:00 a.m. Central Time on Wednesday, April 23, 2003 at the Embassy Suites Hotel, 1040 "P" Street, Lincoln, Nebraska.

Investor Relations

Edward J. Swotek,
Senior Vice President
Investor Relations Department
(402) 473-6250
InvestorRelations@tieronecorp.com

Information about the Company's financial performance may also be found at www.tieronebank.com under the "Investor Relations" menu tab.

Stock Transfer Agent & Registrar

American Stock Transfer & Trust Co.
Shareholder Relations Department
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

Independent Auditors

KPMG LLP
233 South 13th Street
Suite 1600
Lincoln, NE 68508

Stock Listing

Shares of TierOne Corporation's common stock have been traded on the Nasdaq National Market® since October 2, 2002 under the symbol "TONE" and were listed with an initial offering price of $10.00 per share.

The table below represents the reported high and low daily closing prices of the common stock during the period indicated and the closing price on the last day of trading for the period.

	High	Low	Close
4Q 2002	$15.25	$13.35	$15.16

As of December 31, 2002, the Company had 22,575,075 shares of common stock outstanding held by approximately 2,100 shareholders of record which does not include those persons or entities holding stock in nominee or "street" name through brokerage firms or others. TierOne Corporation did not declare or pay any dividends during the aforementioned period.

The best is yet to come!

TierOne Corporation

1235 "N" Street • P.O. Box 83009
Lincoln, NE 68501-3009